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              The Descartes Systems Group Inc.
2010 Annual Report
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US GAAP FINANCIAL RESULTS FOR 2010 FISCAL YEAR

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Table of Contents
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Letter from the CEO ...	3

Management's Discussion and Analysis of Financial Condition and Results of Operations ..........................................................................................................................................	4

Overview ...	6

Consolidated Operations ...	10

Quarterly Operating Results ...	17

Liquidity and Capital Resources ...	19

Commitments, Contingencies and Guarantees ...	21

Outstanding Share Data ...	23

Application of Critical Accounting Policies ...	24

Change In / Initial Adoption of Accounting Policies ...	26

Controls and Procedures ...	28

Trends / Business Outlook ...	29

Certain Factors That May Affect Future Results ...	32

Management's Report on Financial Statements and Internal Control Over Financial Reporting .....................................................................................................................................	42

Report of Independent Registered Chartered Accountants ...................................................................................................................................................................................................	43

Consolidated Balance Sheets ...	46

Consolidated Statements of Operations ...	47

Consolidated Statements of Shareholders' Equity ...	48

Consolidated Statements of Cash Flows ...	49

Notes to Consolidated Financial Statements ...	50

Corporate Information ...	78

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Letter from the CEO
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Dear Shareholders,

Fiscal 2010 presented a challenging economic environment for Descartes, our customers and our partners. In particular, this past year we saw depressed global shipment volumes, wildly fluctuating foreign exchange rates and customer challenges in accessing capital for their businesses. However, our continued committed focus on making our customers successful in using our technology and prudently managing our own business enabled us to achieve strong operational performance in the face of these fierce economic headwinds. We generated cash, enhanced our balance sheet, and improved our operating margins and performance. We’ve delivered another great year in a very tough environment.

But we know that continuing to achieve these results requires continued focus on helping our customers be successful in using our technology solutions. We, as a company, are metrics-driven and focused on results – and results are what our customers expect and deserve. Whether our customers seek to remove costs from their operations, maximize the use of their assets through automation of their processes and optimization of their resources, or create new revenue opportunities by distinguishing themselves on their logistics processes, our success in helping our customers achieve these goals will determine our own future.

Last fiscal year, our internal focus was on Getting Results and Operating Well – to GROW – and we believe we were successful. This fiscal year, we are focused on putting TIME on our side, with Thought leadership, Initiatives, Market making and Excellence in operations. We believe we are well on our way in executing on our 2011 plans. For example, we launched our federated business value network and our ‘United by Design’ strategies, demonstrating both our Thought leadership and Market making. Both of these Initiatives focus on helping the global logistics community work together in a more streamlined fashion to provide Excellence in operations. Our federated platform unites hardware, software, networks and a community of logistics organizations to help to manage resources in motion. Our United by Design strategic alliance program works to ensure complementary hardware, software and network offerings are interoperable with our federated platform. The program serves to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes, and manage resources in motion.

We know that we can only be as good as the results that we help our customers achieve, and we must keep this in mind as we execute. This focus, combined with our strong balance sheet, our proven ability to execute and a landscape of consolidation opportunities that can help make our customers even more successful, we believe will help us continue to become a bigger, better and more influential company. We look forward to continuing to deliver for you and our customers in the coming year.

Arthur Mesher,
Chief Executive Officer
Member of the Board of Directors

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
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Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2010, is referred to as the “current fiscal year,” “fiscal 2010,” “2010” or using similar words. Our fiscal year, which ended on January 31, 2009, is referred to as the “previous fiscal year,” “fiscal 2009,” “2009” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2011 refers to the annual period ending January 31, 2011 and the “fourth quarter of 2011” refers to the quarter ending January 31, 2011.

This MD&A, which is prepared as of March 12, 2010, covers our year ended January 31, 2010, as compared to years ended January 31, 2009 and 2008. You should read the MD&A in conjunction with our audited consolidated financial statements for 2010. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our baseline calibration; our future business plans and business planning process; use of proceeds from previously completed financings or other transactions, including our October 2009 bought deal public share offering; future purchase price that may be payable pursuant to completed acquisitions and the sources of funds for such payments; allocation of purchase price for completed acquisitions; expectations about the timing of the announcement of the results of our Offer to purchase the outstanding shares of Porthus (as defined herein) and our intention to proceed with a buyout of the remaining shares of Porthus if we purchase at least 95% of the shares of Porthus pursuant to the Offer; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues and potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our anticipated loss of revenues and customers in fiscal 2011 and beyond, and our ability to replace any corresponding loss of revenue; our ability to keep our operating expenses at a level below our baseline revenues; our expectations regarding future cost-reduction activities; geographic revenue segmentation; expenses, including amortization of intangibles; stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; the effect on expenses of a weak US dollar; liabilities from our equity compensation awards; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; statements regarding increases or decreases to deferred tax assets; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; anticipated geographic break-down of business and revenues; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements; our ability to raise capital; the impact of new accounting pronouncements; the expensing of acquisition-related expenses for business combination transactions pursuant to ASC Topic 805 (as defined herein); and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

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Overview
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We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (or RiMMS) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling, and inventory visibility, and global trade and with compliance systems, such as customs filing and Global Trade & Compliance (GT&C).

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment gets delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment time frames, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite the highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
Our RiMMS are primarily offered to two identified customer groups: transportation providers and logistics service providers (LSPs), and manufacturers, retailers, distributors and mobile-service providers (MRDMs). Our RiMMS enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

The anchor of our solution is Descartes’ federated Global Logistics Network (GLN) which brings together LSPs and MRDMs in a shared services environment using standardized business processes. Our federated platform also unites hardware, software, network providers and communities of partner organizations, through our ‘United by Design’ program, to help manage resources in motion. By providing a platform to unite the logistics industry and its partners, Descartes’ federated GLN enables participants, in both the LSP and MRDM customer groups, to work together to automate multi-party business processes and share critical information to accelerate productivity improvements and cost savings.

The applications that work in conjunction with the GLN help transportation companies and LSPs better control their shipment management process, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment.

Our solutions also help MRDM enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients.

Our value-added applications and solutions support:

•	GT&C – which encompasses the preparation and filing of the necessary electronic documentation relating to a shipment, such as cross-border customs documentation, freight waybills or manifests;
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Supply Chain Execution (SCE) – which entails the processes related to managing shipments from their point of origin to their point of destination, as well as the documents related to those shipments (e.g. booking data, orders, contracts and rates, shipment status, proof of delivery, invoices, payments, etc.); and

•	Mobile Resource Management (MRM) – which involves tracking, information gathering, measuring, delegating and optimizing the use of mobile assets and people that are involved in the movement of goods.

The Descartes GLN is a community of over 22,000 companies in over 165 countries. Designed specifically for logistics processes and their users, the Descartes GLN enables organizations to centrally manage information, deliver messages and transform data so they can efficiently and effectively gain better control of global inbound and outbound shipments and improve profitability.

By uniting the reach of the GLN with the power of these value-added applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

Sales and Distribution
Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDMs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program works to ensure complementary hardware, software and network offerings are interoperable with Descartes solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ serves to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The programs centers on Descartes’ Open Standard Collaborative Interfaces (Open SCIs), which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Significant 2010 Events
On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. (“Oceanwide”) in an all-cash transaction. The acquisition added more than 700 members to our GLN and extended our customs compliance solutions. Oceanwide’s logistics business was focused on a web-based, hosted SaaS model for customs brokers and freight forwarders. Oceanwide provided solutions for customs filing; automated customs broker interfaces (“ABI”); trade compliance; and logistics management software. We acquired 100% of Oceanwide's US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition, converted to US currency, as of the date of the transaction, was approximately $8.9 million in cash plus transaction costs.

On March 10, 2009, we completed the acquisition of all of the shares of Scancode Systems Inc. (“Scancode”) in an all-cash transaction. Scancode provides its customers with a system that helps companies manage small parcel shipments with postal services, courier carriers and over 150 less-than-truckload carriers. Scancode also has supporting warehouse management and automated data collection functionality. The purchase price for this acquisition, converted to US currency, as of the date of the transaction, was approximately $6.3 million in cash plus transaction costs.

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CAD 40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD 5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD 5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD 1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CAD 1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

On December 18, 2009, we announced that the Toronto Stock Exchange (“TSX”) had approved the purchase by us of up to an aggregate of 5,458,773 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases can occur from time to time until December 21, 2010, through the facilities of the TSX and/or the NASDAQ Stock Market (“NASDAQ”), if and when we consider advisable. As of March 12, 2010 there has been no purchases made pursuant to this normal course issuer bid.

Subsequent Events
On February 22, 2010, we launched a conditional voluntary cash tender offer (the “Offer”) to acquire all outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share, as well as outstanding warrants of Porthus.

The cash offer price for outstanding warrants is EUR 12.33 per warrant issued pursuant to Porthus’ April 21, 2000 warrant plan and EUR 20.76 per warrant issued pursuant to Porthus’ November 7, 2001 warrant plan.

As of December 11, 2009, Porthus had 2,348,790 outstanding shares and 23,759 warrants convertible into 71,277 additional shares. Depending on the number of warrants exercised for shares prior to closing, the aggregate consideration payable by us as part of the Offer is expected to be between approximately EUR 29.7 million (equivalent to approximately $43.7 million) and EUR 30.3 million (equivalent to approximately $44.6 million). The consideration will be paid from available cash on-hand.

The Offer is conditional on us acquiring 95% of Porthus’ outstanding shares and there being no material adverse change to Porthus or its business prior to closing. If we acquire, as a consequence of the Offer, 95% or more of Porthus’ shares, then we intend to proceed with a buy-out of the remaining shares on the same terms as the Offer.

Certain shareholders of Porthus, holding 51.8% of the shares of Porthus, including the reference shareholder Saffelberg Investments and all executive management, have committed to support the Offer and tender their shares and warrants to us in the Offer. Porthus’ board of directors and executive management have expressed their unanimous support for the Offer.

Porthus securitiesholders can accept the Offer through to, and including, March 12, 2010. The results of the Offer will be announced by March 19, 2010. Securitiesholders who have validly accepted the Offer during the acceptance period, will be paid within 10 working days after the announcement of the results.

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Consolidated Operations
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The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

Year ended	January 31,	January 31,	January 31,
	2010	2009	2008
Total revenues	73.8	66.0	59.0
Cost of revenues	23.2	22.3	20.6
Gross margin	50.6	43.7	38.4
Operating expenses	37.3	30.0	27.5
Amortization of intangible assets	6.9	5.2	3.7
Contingent acquisition consideration	-	0.8	2.0
Income from operations	6.4	7.7	5.2
Investment income	0.3	1.0	1.5
Income before income taxes	6.7	8.7	6.7
Income tax recovery	(7.6)	(11.5)	(15.7)
Net income	14.3	20.2	22.4

EARNINGS PER SHARE
BASIC	0.26	0.38	0.44
DILUTED	0.25	0.38	0.43
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	55,389 56,437	52,961 53,659	51,225 52,290

Other Pertinent Information:
Total assets	208.2	145.9	126.4

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of  the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period. License revenues derive from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

Year ended	January 31,	January 31,	January 31,
	2010	2009	2008
Services revenues	69.6	61.0	54.5
Percentage of total revenues	94%	92%	92%

License revenues	4.2	5.0	4.5
Percentage of total revenues	6%	8%	8%
Total revenues	73.8	66.0	59.0

Our services revenues were $69.6 million, $61.0 million and $54.5 million in 2010, 2009 and 2008, respectively. The increase in services revenues in 2010 is primarily due to the inclusion in 2010 of services-based revenues from our February 5, 2009 acquisition of Oceanwide and our March 10, 2009 acquisition of Scancode. Additionally, services revenues increased in 2010 as compared to 2009 from our acquisition of Dexx bvba (“Dexx”) in October 2008. This increase was partially offset by lower transactional revenues from the GLN in 2010, in part due to lower global shipping volumes, and also by lower revenues in 2010 due to the impact of the translation of foreign currency revenues in 2010.

The increase in services revenues in 2009 from 2008 is primarily due to the inclusion in 2009 of a full year of services revenues from our 2008 acquisitions with services-based revenues, and a partial-year of 2009 revenues from our acquisition of Dexx. 2009 services revenues also increased due to increased customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trends / Business Outlook” section of this MD&A).

Our license revenues were $4.2 million, $5.0 million and $4.5 million in 2010, 2009 and 2008, respectively. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Delivery Management suite to MRDM enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 94%, 92% and 92% in 2010, 2009 and 2008, respectively. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales. Our acquisitions of Dexx in 2009 and Oceanwide and Scancode in 2010 also contributed to the higher percentage of services revenues as the revenues from those acquisitions were predominately services-based.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic location of customer (in millions of dollars):

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008
Canada	9.2	6.3	6.6
Percentage of total revenues	12%	9%	11%

United States	44.5	38.8	32.6
Percentage of total revenues	60%	59%	55%

Europe, Middle-East and Africa (“EMEA”)	15.7	16.8	15.7
Percentage of total revenues	21%	26%	27%

Asia Pacific	3.6	3.4	3.3
Percentage of total revenues	5%	5%	5%

Americas, excluding Canada and United States	0.8	0.7	0.8
Percentage of total revenues	1%	1%	1%
Total revenues	73.8	66.0	59.0

Revenues from Canada were $9.2 million, $6.3 million and $6.6 million in 2010, 2009 and 2008, respectively. The increase in 2010 as compared to 2009 was principally due to the inclusion of Canadian-based revenues from our acquisitions of Oceanwide and Scancode. This increase was partially offset by lower transactional revenues from the GLN in part due to lower shipping volumes. Revenues from Canada in 2010 were also impacted by less favourable foreign exchange rates for the translation of Canadian dollar revenues as compared to 2009.

The decrease in 2009 as compared to 2008 was principally due to foreign exchange fluctuations, partially offset by increased customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trends / Business Outlook” section of this MD&A).

Revenues from the United States were $44.5 million, $38.8 million and $32.6 million in 2010, 2009 and 2008, respectively. The increase in 2010 was primarily due to the acquisition of Oceanwide, and to a lesser extent Scancode, partially offset by lower transactional revenues from the GLN in part due to lower shipping volumes.

The increase in 2009 as compared to 2008 was primarily due to the inclusion of revenues in 2009 from the acquisitions completed in the last quarter of 2008 as well as increased customs compliance revenues generated through services related to the ACE e-manifest initiative (as discussed in the “Trends / Business Outlook” section of this MD&A), partially offset by lower transactional revenues from the GLN in part due to lower global shipping volumes.

Revenues from the EMEA region were $15.7 million, $16.8 million and $15.7 million in 2010, 2009 and 2008, respectively. The decrease in 2010 was due to lower transactional revenues from the GLN in part due to lower shipping volumes and also lower revenues in 2010 due to the translation of foreign currency revenues at less favourable foreign exchange rates. This decrease was partially offset by the inclusion of revenues from Dexx, which we acquired in October 2008.

The increase in 2009 from 2008 was primarily due to the inclusion of a full year of revenues from GF-X in 2009, which we acquired in mid-August 2007, as well as revenues from Dexx.

Revenues from the Asia Pacific region were $3.6 million, $3.4 million and $3.3 million in 2010, 2009 and 2008, respectively. The increase in 2010 as compared to 2009 was primarily due to the inclusion of a full year of revenue from Dexx in 2010. This increase was partially offset by lower professional services revenues in 2010 related to the licensing of our routing solution as well as lower transactional revenues from the GLN in part due to lower global shipping volumes.

The increase in 2009 from 2008 was primarily due to the inclusion of a full year of revenue from GF-X in 2009, as well as revenues from the acquisition of Dexx. This increase was partially offset by lower professional services revenues in 2009 related to the licensing of our routing solution as well as lower transactional revenues from the GLN in part due to lower global shipping volumes.

Revenues from the Americas region, excluding Canada and the United States, were $0.8 million, $0.7 million and $0.8 million in 2010, 2009 and 2008, respectively. The increase in 2010 was due to the acquisition of Oceanwide.

The decrease in 2009 from 2008 was primarily due to lower transactional revenues from the GLN in part due to lower global shipping volumes.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2010	2009	2008
Services
Services revenues	69.6	61.0	54.5
Cost of services revenues	22.2	21.3	19.8
Gross margin	47.4	39.7	34.7
Gross margin percentage	68%	65%	64%

License
License revenues	4.2	5.0	4.5
Cost of license revenues	1.0	1.0	0.8
Gross margin	3.2	4.0	3.7
Gross margin percentage	76%	80%	82%

Total
Revenues	73.8	66.0	59.0
Cost of revenues	23.2	22.3	20.6
Gross margin	50.6	43.7	38.4
Gross margin percentage	69%	66%	65%

Cost of services revenues consists of internal costs of running our systems and applications, as well as salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 68%, 65% and 64% in 2010, 2009 and 2008, respectively. The increase primarily resulted from the addition of higher-margin services-based business from the GF-X, Dexx, Oceanwide and Scancode acquisitions.

The gross margin increase in 2009 from 2008 was primarily a result of favourable foreign exchange rates on our non-US dollar expenses offset by increased employee compensation costs incurred to run our GLN.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and/or royalties.

Gross margin percentage for license revenues was 76%, 80%, and 82% in 2010, 2009 and 2008, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa. This was the primary contributor to the changes in license margins in 2010, 2009 and 2008.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $37.3 million, $30.0 million and $27.5 million for 2010, 2009 and 2008, respectively. The increase in operating expenses over those three years primarily arose from the addition of businesses that we acquired in those three years. As well, we expensed $0.9 million and $0.3 million of acquisition-related costs in 2010 and 2009, respectively, as a result of a recent change in GAAP, as discussed below in the section on general and administrative expenses. Our operating expenses in 2010 were also impacted by a $2.9 million increase in stock-based compensation expense which increased from $0.5 million in 2009 to $3.4 million in 2010. As described in Note 14 to the consolidated financial statements, the increased stock-based compensation expense is due to a change of forfeiture rate estimates used in the calculation of stock-based compensation expense, resulting in $1.8 million in additional stock -based compensation expense in 2010, and the correction of an immaterial error of $1.1 million, of which $0.5 million pertained to 2009 and $0.6 million to 2008. 2010 also includes $0.8 million of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities. Our operating expenses for 2010 were also, in aggregate, favourably impacted by foreign exchange from our non-US dollar expenses when compared to the foreign exchange rates applied in 2009.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2010	2009	2008
Total revenues	73.8	66.0	59.0

Sales and marketing expenses	10.8	9.0	9.7
Percentage of total revenues	15%	14%	16%

Research and development expenses	14.5	11.4	10.5
Percentage of total revenues	20%	17%	18%

General and administrative expenses	12.0	9.6	7.3
Percentage of total revenues	16%	15%	12%
Total operating expenses	37.3	30.0	27.5

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $10.8 million, $9.0 million and $9.7 million in 2010, 2009 and 2008, respectively, representing as a percentage of total revenues 15%, 14% and 16% in 2010, 2009 and 2008, respectively. Sales and marketing expenses increased in 2010 as compared to 2009 from the acquired businesses of Oceanwide and Scancode in 2010 and Dexx in 2009 as well from an increase in stock-based compensation expense, bad debt expense and an unfavourable foreign exchange impact from our non-US dollar sales and marketing expenses. As described in Note 14 to the consolidated financial statements, the $0.7 million increase in stock-based compensation expense in sales and marketing expenses in 2010 includes a change of forfeiture rate estimates used in the calculation of stock-based compensation expense of $0.4 million additional stock-based compensation expense in 2010 and the correction of an immaterial error of $0.3 million.

The decrease as a percentage of total revenues in 2009 from 2008 was primarily attributable to a reduction in the number of employees as a result of our more efficient deployment of existing resources and integrating acquisitions, leading to a decrease in employee compensation, as well as a favourable foreign exchange impact from our non-US dollar sales and marketing expenses.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2010, 2009 and 2008. Research and development expense was $14.5 million, $11.4 million and $10.5 million in 2010, 2009 and 2008, respectively. The increase in research and development expenses in 2010 as compared to 2009 was primarily attributable to increased payroll and related costs from the addition of Oceanwide and Scancode in 2010 and Dexx in 2009 as well as an increase in stock-based compensation expense and an unfavourable foreign exchange impact from our non-US dollar research and development expenses. As described in Note 14 to the consolidated financial statements, the $0.3 million increase in stock-based compensation expense in research and development expenses in 2010 includes a change of forfeiture rate estimates used in the calculation of stock-based compensation expense of $0.1 million additional stock-based compensation expense in 2010 and the correction of an immaterial error of $0.2 million.

The decrease as a percentage of total revenues in 2009 from 2008 was primarily attributable to a favourable foreign exchange impact from our non-US dollar research and development expenses.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees, acquisition-related expenses and other administrative expenses. General and administrative costs were $12.0 million, $9.6 million and $7.3 million in 2010, 2009 and 2008, respectively. Included in general and administrative expense in 2010 is $2.0 million of stock-based compensation expense, compared to $0.3 million in both 2009 and 2008. As described in Note 14 to the consolidated financial statements, the $1.7 million increase in stock-based compensation expense in general and administrative costs in 2010 includes a change of forfeiture rate estimates used in the calculation of stock-based compensation expense of $1.1 million additional stock-based compensation expense in 2010 and the correction of an immaterial error of $0.6 million.

In addition to the increased stock-based compensation expense, the increase in 2010 expense from 2009 was also due to the inclusion of $0.9 million of acquisition-related costs, compared to $0.3 million in such expenses in 2009. The 2010 acquisition-related costs were primarily professional fees, related to our acquisitions of Oceanwide and Scancode, as well as the pending offer to acquire all outstanding shares of Porthus. Effective from the beginning of 2010, a change in GAAP required that we expense those acquisition-related costs in the period incurred. Previously, GAAP required that these expenses be capitalized as part of the purchase price for a completed business combination and were generally recorded as part of goodwill.

The increase in general and administrative expenses in 2010 as compared to 2009 was also a result of increased payroll and related costs for additional finance personnel related to our recent acquisitions and unfavourable foreign exchange impact from our non-US dollar general and administrative expenses.

The increase in general and administrative expenses in 2009 from 2008 was primarily due to increased employee compensation and training costs in support of our global operations, as well as an increase in legal and compliance costs and US state taxes. The increase was also due to the inclusion of $0.3 million of acquisition-related costs in 2009, primarily professional fees, related to our acquisitions of Oceanwide and Scancode.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, associated with acquisitions completed by us as of January 31, 2010. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $6.9 million, $5.2 million and $3.7 million in 2010, 2009 and 2008, respectively. Amortization expense increased in 2010 from 2009 primarily as a result of including amortization from the 2009 acquisition of Dexx in October 2008 and the acquisitions of Oceanwide and Scancode in the first quarter of 2010. As at January 31, 2010, the unamortized portion of all intangible assets amounted to $21.1 million.

Amortization expense increased in 2009 from 2008 primarily as a result of including a full year of amortization for the GF-X intangible assets acquired in August 2007 and intangible assets acquired in other 2008 acquisitions, as well as the 2009 acquisition of Dexx in October 2008.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Contingent acquisition consideration of $0.8 million and $2.0 million in 2009 and 2008, respectively, relates to our 2007 acquisition of Flagship Customs Services, Inc. (“FCS”). It represents acquisition consideration that was placed in escrow for the benefit of the former shareholders, to be released over time contingent on the continued employment of those shareholders. No contingent acquisition consideration related to FCS remains to be expensed.

Investment income was $0.3 million, $1.0 million and $1.5 million in 2010, 2009 and 2008, respectively. The decrease in investment income over those three years is principally a result of lower interest rates in the 2010 and 2009 periods.

Income tax expense (recovery) is comprised of current and deferred income tax expense (recovery). Income tax expense (recovery) for 2010, 2009 and 2008 was approximately (113%), (131%) and (232%) of income before income taxes, respectively, with current income tax expense being approximately 13%, 3% and 5% of income before income taxes, respectively.

Income tax expense – current was $0.9 million, $0.2 million and $0.3 million in 2010, 2009 and 2008, respectively. Current income taxes arise primarily from taxable income estimates for our operations in Belgium that do not have loss carryforwards to shelter their taxable income and from our US income that is subject to federal alternative minimum tax and that is not fully sheltered by our loss carryforwards in certain US states.

Income tax recovery – deferred was a recovery of $8.5 million, $11.7 million and $16.0 million in 2010, 2009 and 2008, respectively. The deferred income tax recovery decreased in 2010 relative to 2009, primarily as a result of the recognition of a smaller amount of deferred tax assets through the release of valuation allowance. Following the release of the valuation allowance, there is no longer any valuation allowance in respect of deferred tax assets of our US and Swedish operations, and only a small valuation allowance against the deferred tax assets of our Canadian operations.

A deferred tax asset of $38.8 million is recorded on our 2010 consolidated balance sheet for tax benefits that we currently expect to realize in future years. We have provided a valuation allowance of $38.6 million in 2010 for the amount of tax benefits that are not currently expected to be realized. In determining the valuation allowance, we considered various factors by taxing jurisdiction, including our currently estimated taxable income over future periods, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in an increase (recovery) or decrease (expense) to the deferred tax assets recorded on our consolidated balance sheets.

Overall, we generated net income of $14.3 million, $20.2 million and $22.4 million in 2010, 2009, and 2008, respectively. The $5.9 million decrease in 2010 from 2009 was primarily a result of a $7.3 million increase in operating expenses, a $3.9 million decrease in income tax recovery, a $1.7 million increase in amortization of intangible assets, and a $0.7 million decrease in investment income. Partially offsetting these decreases was a $6.9 million increase in gross margin and a $0.8 million decrease in contingent acquisition consideration.

The decrease in 2009 from 2008 was primarily a result of a $11.7 million deferred income tax recovery in 2009 as compared to a $16.0 million deferred income tax recovery in 2008, a $2.5 million increase in operating expenses, a $1.5 million increase in amortization of intangible assets, and a $0.5 million decrease in investment income. Partially offsetting these decreases was a $5.3 million increase in gross margin in 2009 from 2008 and a $1.2 million reduction in contingent acquisition consideration expensed in 2009 from 2008.
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Quarterly Operating Results
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The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2009	2009	2009	2010
2010
Revenues	17,419	18,610	18,865	18,874	73,768
Gross margin	12,232	12,633	12,980	12,751	50,596
Operating expenses	8,744	8,198	8,545	11,797	37,284
Net income	2,208	812	988	10,342	14,350
Basic earnings per share	0.04	0.02	0.02	0.17	0.26
Diluted earnings per share	0.04	0.02	0.02	0.17	0.25
Weighted average shares outstanding (thousands):
Basic	53,017	53,051	54,084	61,326	55,389
Diluted	53,737	54,086	55,475	62,519	56,437

	April 30,	July 31,	October 31,	January 31,	Total
	2008	2008	2008	2009
2009
Revenues	16,289	17,110	16,965	15,680	66,044
Gross margin	10,602	11,018	11,385	10,686	43,691
Operating expenses	7,449	7,659	7,676	7,212	29,996
Net income	1,054	1,392	2,318	15,446	20, 210
Basic and diluted earnings per share	0.02	0.03	0.04	0.29	0.38
Weighted average shares outstanding (thousands):
Basic	52,933	52,942	52,965	53,002	52,961
Diluted	53,636	53,620	53,697	53,683	53,659

Our operations continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period, but, going forward with the recent loss of ocean customers, our trends will follow general industry shipment and transactional volumes. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Revenues have been positively impacted by the three acquisitions that we have completed since the beginning of 2009. In addition, over the past two fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of new US and Canadian customs regulations, including the CBP ACE e-manifest filing initiative described in more detail in the “Trends / Business Outlook” section later in this MD&A. These increases have been tempered by the general economic downturn that started impacting our business and global shipping volumes in 2009.

In 2009, our revenues followed historical seasonal trends with our second quarter of 2009 reflecting the period when our customers negotiate new ocean contracts and update rates using our technology services. In the latter half of 2009, we saw a global economic downturn impact all areas of the economy, including global shipping volumes, and accordingly negatively impacted our revenues. Commencing in the third quarter of 2009, Dexx contributed to our total revenues. However, this increase in revenues was offset in the fourth quarter by a large foreign currency translation impact, primarily from converting Canadian dollar and British pound sterling revenues to US dollars. Similarly, while our operating expenses were relatively unchanged throughout the first three quarters of 2009, there was a decrease in fourth quarter operating expenses principally as a result of foreign currency translation to US dollars. Net income in the first, second and third quarters of 2009 was impacted by a deferred tax expense of $0.5 million, $0.5 million and $0.4 million, respectively, as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our US taxable income for the first three quarters of 2009. The expense in the third quarter of 2009 was net of a recovery of $0.4 million as a result of the recognition of certain deferred tax assets in Sweden. Net income in the fourth quarter of 2009 was significantly impacted by an income tax recovery of $13.1 million resulting from a reduction in the valuation allowance for our deferred tax assets. The recovery in the fourth quarter of 2009 was net of a deferred tax expense of $1.0 million as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our taxable income in the US and Sweden.

In the first quarter of 2010, our revenues and expenses increased as a result of our acquisitions of Oceanwide and Scancode. Our net income in the first quarter of 2010 was also impacted by approximately $0.3 million from a change to GAAP that required acquisition-related costs to be expensed in the period incurred. Prior GAAP required us to capitalize such costs as part of the purchase price for a business combination, generally to goodwill. In the first quarter of 2010, we recorded a deferred income tax recovery of $1.6 million as a result of merging Oceanwide's US operations with our major US operating subsidiary. This deferred income tax recovery was partially offset by a $1.0 million deferred income tax expense as we used  some of our deferred tax assets to offset our taxable income in certain jurisdictions in the first quarter of 2010.

In the second quarter of 2010, our revenues increased from our first quarter of 2010 as a result of the inclusion of a full quarter of revenues from our acquisition of Scancode and also from a favourable foreign exchange impact from our non-US dollar revenues. Our net income in the second quarter of 2010 was adversely impacted by $1.9 million in income tax expense. The current portion of the income tax expense arose primarily from taxable income estimates for the recent acquisitions of Dexx and Scancode entities that don’t have loss carryforwards to shelter taxable income. The deferred portion of the income tax expense was primarily due to the use of some of our deferred tax assets to offset taxable income in certain jurisdictions. In addition, we recorded a deferred income tax expense of $0.2 million as a result of merging Scancode’s US operations with our major US operating subsidiary and re-evaluating the appropriate level of deferred tax assets for the combined entity.

In the third quarter of 2010, our net income was adversely impacted by an additional $0.2 million in expenses due to the required valuation of certain stock-based liabilities to reflect the increase in the trading price of Descartes’ common shares on the TSX from CAD 4.43 at July 31, 2009 to CAD 5.61 at October 31, 2009.

In the fourth quarter of 2010, our net income was significantly impacted by an income tax recovery of $10.9 million resulting from a reduction in the valuation allowance for our deferred tax assets. This recovery was partially offset by the $3.0 million in stock-based compensation charges resulting from a change of estimate in the calculation of stock-based compensation expense, including the correction of an immaterial error of $1.1 million of additional stock-based compensation expense, of which $0.6 million pertained to 2008 and $0.5 million to 2009. The fourth quarter of 2010 also included $0.4 million of acquisition-related costs expensed in the period and $0.3 million of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities.

Our weighted average shares outstanding has increased since the first quarter of 2009, principally as a result of the issuance of approximately 7.9 million common shares pursuant to our October 2009 bought deal share offering, and periodic employee stock option exercises.
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Liquidity and Capital Resources
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Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations and sales of debt and equity securities. As at January 31, 2010, we had $94.6 million in cash and cash equivalents and short-term investments and $2.8 million in unused available lines of credit. As at January 31, 2009, prior to our acquisitions of Oceanwide and Scancode, we had $57.6 million in cash, cash equivalents and short-term investments and $2.4 million in available lines of credit.

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CAD 40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD 5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD 5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD 1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CAD 1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option. We anticipate that the net proceeds of the offering will be used for general corporate purposes, potential acquisitions and general working capital.

We believe that, considering the above, and even considering the funds that we may use to complete the Porthus transaction, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating leases, and additional purchase price that may become payable pursuant to the terms of previously completed acquisitions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction.

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the years indicated in millions of dollars:

Year ended	January 31,	January 31,	January 31,
	2010	2009	2008
Cash provided by operating activities	16.5	18.7	11.9
Additions to capital assets	(1.6)	(1.4)	(1.1)
Business acquisitions and acquisition-related costs, net of cash acquired	(15.0)	(3.2)	(13.2)
Issuance of common shares, net of issue costs	40.3	0.2	23.3
Effect of foreign exchange rate on cash, cash equivalents and short-term investments	(3.2)	(0.8)	1.0
Net change in cash, cash equivalents and short-term investments	37.0	13.5	21.9
Cash, cash equivalents and short-term investments, beginning of period	57.6	44.1	22.2
Cash, cash equivalents and short-term investments, end of period	94.6	57.6	44.1

Cash provided by operating activities was $16.5 million, $18.7 million and $11.9 million for 2010, 2009 and 2008, respectively. For 2010, the $16.5 million of cash provided by operating activities resulted from $14.3 million of net income, plus adjustments for $3.9 million of non-cash expenses included in net income, and less $1.7 million of cash used in changes in our operating assets and liabilities. For 2009, the $18.7 million of cash provided by operating activities resulted from $20.2 million of net income, less adjustments for $4.0 million of non-cash expenses included in net income, and plus $2.5 million of cash provided by changes in our operating assets and liabilities. For 2008, the $11.9 million of cash provided by operating activities resulted from $22.4 million of net income, less adjustments for $9.5 million of non-cash expenses included in net income, and $1.0 million of cash provided by changes in our operating assets and liabilities. Cash provided by operating activities decreased in 2010 compared to 2009, primarily due to the inclusion of $0.9 million of acquisition-related costs. Effective from the beginning of 2010, a change in GAAP required that those acquisition-related costs be included in cash provided by operating activities. Previously, GAAP required that these expenses be included in cash provided by investing activities.

Additions to capital assets of $1.6 million, $1.4 million and $1.1 million in 2010, 2009 and 2008, respectively, were primarily composed of investments in computing equipment and software to support our network and build out infrastructure.

Business acquisitions and acquisition-related costs, net of cash acquired of $15.0 million in 2010 are primarily comprised of $8.9 million of cash for the acquisition of Oceanwide and $5.9 million of cash for the acquisition of Scancode. The balance of this amount consists of additional purchase price and acquisition-related costs paid in 2010 for business acquisitions that we completed prior to 2010.

Business acquisitions and acquisition-related costs of $3.2 million in 2009 includes $1.5 million related to the acquisition of Dexx, $0.7 million related to the acquisition of GF-X as well as additional purchase price related to the acquisitions of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc. (“the OTB Acquisition”) for $0.3 million and RouteView for $0.3 million, and $0.1 million of cash that was previously held back in connection with another acquisition, as well as $0.2 million of cash paid related to acquisitions that we made in 2008 and 2007.

In 2008, we paid cash of $13.3 million which represents $6.2 million for the acquisition of GF-X, $1.1 million related to the OTB Acquisition, $3.0 million related to the acquisition of RouteView, $2.1 million for the acquisition of PCTB and $0.5 million related to the acquisition of Mobitrac, as well as $0.4 million of cash paid related to acquisitions that we made in 2007.

Issuance of common shares of $40.3 million in 2010 is comprised of $39.0 million net cash proceeds received from the issuance of 7,170,404 common shares pursuant to our October 2009 bought-deal share offering, including the over-allotment option exercised by the underwriters, and $1.3 million from the exercise of employee stock options, excluding those exercised to satisfy the over-allotment option.

Issuance of common shares of $0.2 million in 2009 is a result of the exercise of employee stock options.

Issuance of common shares of $23.3 million in 2008 is comprised of $21.6 million net cash proceeds received from our April 2007 bought-deal share offering and $1.7 million from the exercise of employee stock options.

Working capital. As at January 31, 2010, our working capital (current assets less current liabilities) was $95.9 million. Current assets include $89.5 million of cash and cash equivalents, $5.1 million of short-term investments, $9.8 million in current trade receivables and a $4.4 million deferred tax asset. Our working capital has increased since January 31, 2009 by $33.4 million, primarily as a result of $40.3 million net cash proceeds received from the issuance of common shares in the bought deal share offering in October 2009 and employee stock options exercised during 2010, and $16.5 million of cash generated by positive operating activities in 2010. These increases were partially offset by $15.0 million of cash used in 2010 for business acquisitions and $1.6 million of capital asset additions.

Cash and cash equivalents and short-term investments. As at January 31, 2010, all funds were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian and US banks. Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less.
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Commitments, Contingencies and Guarantees
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Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	1.8	2.5	1.9	2.0	8.2

Operating Lease Obligations
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations
Income taxes
We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $5.2 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authorities due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authorities.

Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 14 to the fiscal 2010 consolidated financial statements, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the TSX at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had 476,963 unvested RSUs outstanding at January 31, 2010 for which no liability was recorded on our consolidated balance sheet, in accordance with ASC Topic 718 “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements
In connection with the March 6, 2007 acquisition of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., an additional $0.85 million in cash was potentially payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.4 million and $0.3 million of that additional purchase price became payable during 2010 and 2009, respectively. No further amount remains potentially payable pursuant to this acquisition.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the two year post-acquisition period. Up to $2.6 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the two-year period ending August 17, 2011.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Accounting Standard Codification (“ASC”) Topic 460, “Guarantees” (“ASC Topic 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreement with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparties as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability on our financial statements for the guarantees or indemnities described above.
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Outstanding Share Data
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We have an unlimited number of common shares authorized for issuance. As of March 11, 2010, we had 61,410,877 common shares issued and outstanding.

As of March 11, 2010, there were 3,872,639 options issued and outstanding, and 433,307 remaining available for grant under all stock option plans.

On December 18, 2009, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,458,773 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases can occur from time to time until December 21, 2010, through the facilities of the TSX and/or the NASDAQ, if and when we consider advisable. As of March 12, 2010 there were no purchases made pursuant to this normal course issuer bid.

On October 20, 2009, we closed a bought-deal public share offering in Canada which raised gross proceeds of CAD 40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD 5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD 5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD 1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of approximately CAD 1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option. We anticipate that the net proceeds of the offering will be used for general corporate purposes, potential acquisitions and general working capital.

On December 3, 2008, Descartes announced that it was making a normal course issuer bid to purchase up to 5,244,556 common shares of Descartes through the facilities of the TSX and/or NASDAQ. Descartes did not purchase any shares under this bid, which commenced on December 5, 2008 and expired on December 4, 2009.

As part of the consideration for the acquisition of GF-X on August 17, 2007 we issued 489,831 common shares valued at approximately $1.7 million for accounting purposes.

On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD25,000,000 (equivalent to approximately $22.3 million at the time of the transaction) from the sale of 5,000,000 common shares at a price of CAD 5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD 5.00 per share from the Company, Mr. Arthur Mesher (our Chief Executive Officer) and Mr. Edward Ryan (our Executive Vice President, Global Field Operations), respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million. In addition, we received an aggregate of approximately CAD 1.1 million

(equivalent to approximately $1.0 million at the time of the transaction) in proceeds from Mr. Mesher’s and Mr. Ryan’s exercise of employee stock options to satisfy their respective obligations under the over-allotment option. We used the net proceeds of the offering to fund our 2008 and 2009 acquisitions as identified in Note 3 to our consolidated financial statements for 2010 and for general corporate purposes and working capital.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.
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Application of Critical Accounting Policies
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Our consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the fiscal 2010 consolidated financial statements.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the fiscal 2010 consolidated financial statements:

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, the amount of revenue to allocate to individual elements in a multiple element arrangement and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets
We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Stock-based compensation
We adopted ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”) effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations since February 1, 2006 based on the straight-line attribution method.

The fair value of stock option grants is calculated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Income Taxes
We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As at January 31, 2010, we had recorded deferred tax assets of $38.8 million on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. During 2010, it was determined that there was sufficient positive evidence such that it was more likely than not that we would utilize all deferred tax assets in the US and Sweden, and substantially all of the deferred tax assets in Canada, to offset taxable income in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in at least the current and three preceding tax years. In 2008 and 2009, we reduced our valuation allowance by $16.0 million and $14.5 million respectively, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in these jurisdictions as well as the Netherlands and Australia over the ensuing six-year period. In 2010, this same approach was applied in determining that it was appropriate to recognize all deferred tax assets in the US and Sweden and substantially all of the deferred tax assets in Canada.  In making the projection for the six-year period, we made certain assumptions, including the following: (i) that the economic downturn that began during 2009 and has continued throughout 2010 would result in reduced profit levels in fiscal 2011, with a return to a level of income consistent with 2009 income levels in 2012 and beyond; (ii) that there will be continued customer migration from technology platforms owned by our US entity and our Swedish entity to a technology platform owned by another entity in our corporate group, further reducing taxable income in the US and Sweden; and (iii) that tax rates in these jurisdictions will be consistent over the six-year period of projection, except in Canada where rates are expected to decrease through 2015 and then remain consistent thereafter. Any further change to increase or decrease the valuation allowance for the deferred tax assets would result in an income tax expense or income tax recovery, respectively, on the consolidated statements of operations.

Business Combinations
In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of the purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. Changes to the estimate and assumptions used in determining our purchase price allocation may result in material differences depending on the size of the acquisition completed.
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Change In / Initial Adoption of Accounting Policies
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Recently adopted accounting pronouncements
In August 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). The ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use one or more valuation techniques prescribed by the update to estimate the fair value. ASU 2009-05 is effective for interim and annual reporting periods beginning after August 2009, which was our reporting period ended January 31, 2010. The adoption of ASU 2009-05 has not had a material impact on our results of operations or financial condition to date.

In June 2009, the FASB issued “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“the Codification”), which is now codified as FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” (“ASC Topic 105”). The Codification establishes a single source of authoritative guidance for nongovernmental entities. The Codification is effective for interim and annual reporting periods ending after September 15, 2009, which is our interim reporting period ended October 31, 2009. The adoption of the Codification did not have a material impact on our results of operations or financial condition but has resulted in changes to accounting pronouncement references used in our MD&A and in the notes to our consolidated financial statements.

In April 2009, the FASB amended ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) to clarify the application in determining fair value when the volume or level of activity for an asset or liability has significantly decreased and also provides guidance to identify circumstances that indicate a transaction is not orderly. The amendment is effective for interim and annual reporting periods ending after June 15, 2009, which was our interim reporting period ended July 31, 2009. The adoption of this amendment has not had a material impact on our results of operations or financial condition to date.

In April 2009, the FASB amended ASC Topic 805, “Business Combinations” (“ASC Topic 805”), effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. This amendment clarifies the application of ASC Topic 805 to assets and liabilities arising from contingencies in a business combination. Our adoption of this amendment on February 1, 2009 did not have a material impact on our results of operations and financial condition to date. Depending on the size and scope of any future business combination that we undertake, we believe that this amendment may have a material impact on our results of operations and financial condition.

On February 1, 2009 we adopted the requirements of FASB ASC Topic 805. Our adoption of ASC Topic 805 on February 1, 2009 resulted in a retrospective adjustment to our consolidated financial statements for the year ended January 31, 2009. In our previously reported financial results for the year ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs in prepaid expenses and other that were previously capitalized under the provisions of SFAS 141, “Business Combinations” (“SFAS 141”). Under the provisions of ASC Topic 805, and the guidance in FASB ASC Topic 250, “Accounting Changes and Error Corrections” (“ASC Topic 250”), we adopted ASC Topic 805 retrospectively on February 1, 2009 with respect to the deferred acquisition-related costs incurred in connection with the business acquisitions closed subsequent to the adoption of ASC Topic 805.  The effect of adopting ASC Topic 805 on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 is described in Note 18 to those adjusted consolidated financial statements, which were filed on September 30, 2009. The objective of ASC Topic 805 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. As a result of our adoption of ASC Topic 805 on February 1, 2009, we expensed $0.9 million of acquisition-related costs in 2010. Depending on the size and scope of any future business combination that we undertake, we believe that ASC Topic 805 may have a material impact on our results of operations and financial condition.

In November 2008, the FASB amended ASC Subtopic 350-30, “Intangibles – Goodwill and Other: General Intangibles Other than Goodwill” (“ASC Subtopic 350-30”) by clarifying the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. This amendment requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period that the asset diminishes in value. The amendment is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ended January 31, 2010. The adoption of this amendment has not had a material impact on our results of operations or financial condition to date.

In April 2008, the FASB issued ASC Subtopic 350-30 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under ASC Subtopic 350-30 and the period of expected cash flows used to measure the fair value of the asset under ASC 805. For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. ASC Subtopic 350-30 is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The adoption of ASC Subtopic 350-30 has not had a material impact on our results of operations or financial condition to date.

In September 2006, the FASB issued ASC Topic 820, effective for fiscal years beginning after November 15, 2007, which was our fiscal year ending January 31, 2009. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB delayed the effective date of ASC Topic 820 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of ASC Topic 820 on February 1, 2008 and the deferred portion on February 1, 2009. The adoption of ASC Topic 820 has not had a material impact on our results of operations or financial condition to date.

Recently issued accounting pronouncements not yet adopted
In January 2010, the FASB issued ASU 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC Topic 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, which is our reporting period ending April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, which is our fiscal year beginning February 1, 2011. We are currently assessing the impact of adoption of ASU 2010-06.

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements” (“ASC Subtopic 605-25). Specifically ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Early adoption is permitted. We are currently assessing the impact of adoption of ASU 2009-13.

In October 2009 the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”, (“ASU 2009-14”). Update 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition” (“ASC Subtopic 985-605”). The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Companies can elect to apply this guidance prospectively to new or materially modified arrangements after the effective date or retrospectively for all periods presented but ASU 2009-14 is required to be adopted in the same period and using the same transition method as adoption of ASU 2009-13. We are currently assessing the impact of adoption of ASU 2009-14.
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Controls and Procedures
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Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management evaluated our disclosure controls and procedures (as defined in National Instrument 52-109) as of January 31, 2010. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting (as defined in National Instrument 52-109) as of January 31, 2010, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2010, our internal control over financial reporting was effective.

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Trends / Business Outlook
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This section discusses our outlook for 2011 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes). Historically, in our second fiscal quarter, we’ve seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. We don’t expect to see as large an increase in our second fiscal quarter revenues going-forward as we’ve seen historically in the second fiscal quarter, primarily due to recent departures of customers for our legacy ocean services.

In 2006, US Customs and Border Protection (“CBP”) launched its e-manifest initiative requiring trucks entering the US to file an electronic manifest through its Automated Commercial Environment (“ACE”), providing the CBP with an advance electronic notice of the contents of the truck. Such filings are now mandatory at land ports of entry into the US. Similar filings are required for ocean vessels and airplanes at US air and sea ports. CBP has implemented enhancements to this ACE e-manifest initiative, called “10+2” enhancements, that require additional data and filings to be provided to CBP, starting with ocean shipments. We have various customs compliance services specifically designed to help air, ocean and truck carriers comply with this ACE e-manifest initiative. If the roll-out of these initiatives continues as scheduled and compliance is rigidly enforced by CBP, then we anticipate that our revenues will be positively impacted in 2011. A similar e-manifest advanced notification initiative, called Advanced Commercial Information (“ACI”), is being developed for Canadian land ports by the Canadian Border Service Agency and may be effective and enforced in calendar 2010.

In fiscal 2010, our services revenues comprised approximately 94% of our total revenues, with the balance being license revenues. We expect that our focus in 2011 will remain on generating services revenues, primarily by promoting use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

In the latter half of fiscal 2009 and fiscal 2010, we saw a global economic downturn that has impacted all areas of the economy, including employment, the availability of credit, manufacturing and retail sales. With economic conditions impacting what is being built and sold, there has been and we anticipate that there will continue to be an impact on volumes that are shipped. Portions of our revenues are dependent on the amount of goods being shipped, the types of goods being shipped, the modes by which they are being shipped and/or the number of aggregate shipments. Accordingly, we expect our transaction revenues to continue to be adversely impacted by the current global economic environment in fiscal 2011 and we continue to plan for that impact.

In addition, in fiscal 2011 we anticipate that some of our customers will be impacted by the current global economic environment in such a manner that they will either choose to reduce or eliminate their use of some of our services.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide recurring services revenues to us. Inaddition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. Based on our historical experience, we anticipate that over a one-year period we may lose approximately 3-5% of our aggregate revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline operating expenses,” a non-GAAP financial measure, which we define as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration and deferred compensation), stock-based compensation, acquisition-related costs and restructuring charges. We currently intend to manage our business with the goal of having our baseline operating expenses for a period be between 80% and 95% of our total anticipated revenues for that period. We also internally measure and monitor our visible, recurring and contracted revenues, which we refer to as our “baseline revenues,” a non-GAAP financial measure. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. In fiscal 2011, we intend to continue to manage our business with our baseline operating expenses at a level below our baseline revenues. We refer to the difference between our baseline revenues and baseline operating expenses as our “baseline calibration,” a non-GAAP financial measure. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted net income for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At March 10, 2010, using a foreign exchange rate of CAD 0.97 to $1.00, we estimated that our baseline revenues for the first quarter of 2011 will be approximately $17.4 million and our baseline operating expenses will be approximately $13.4 million. We consider this to be our baseline calibration of approximately $4.0 million for the first quarter of 2011, or approximately 23% margin on our baseline revenues at March 10, 2010.

We expect cost-reduction activities in fiscal 2011 to maintain our calibration. We expect that the re-calibration of our business will include the reduction of expenses through the implementation of cost reduction initiatives and further acceleration of integration activities for acquired companies, and anticipate incurring approximately $0.3 million in restructuring expense in the first quarter of fiscal 2011.

We anticipate that in fiscal 2011, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We anticipate that revenues from the Asia Pacific Region will continue to represent approximately 5% of our total revenues in fiscal 2011.

We estimate that amortization expense for existing intangible assets will be $6.5 million for 2011, $4.8 million for 2012, $3.0 million for 2013, $2.5 million for 2014, $1.3 million for 2015 and $2.9 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim.

We anticipate that stock-based compensation expense in 2011 will be approximately $1.0 million to $1.2 million, subject to any necessary quarterly adjustments resulting from truing up estimated stock option forfeitures to actual stock option forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350-20 “Intangibles – Goodwill and Other: Goodwill” on October 31, 2009 and determined that there was no evidence of impairment as of October 31, 2009. We are currently scheduled to perform our next annual impairment test on October 31, 2010. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

In 2010, capital expenditures were $1.6 million or 2% of revenues. We anticipate that we will add an additional $0.3 million per quarter to that amount as we invest in our network and build out our administrative infrastructure.

We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates in 2011. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration. By the way of illustration, 64% of our operating revenues are in US Dollars, 19% in Canadian dollars, 5% in Euros and the balance in mixed currencies, while 43% of our operating expenses are in Canadian dollars, 42% in US dollars, 5% in Swedish kroner, 4% in each of Euros and British pounds sterling and the balance in mixed currencies.

At March 11, 2010, we had 91,987 outstanding deferred share units and 506,953 outstanding restricted share units. DSUs and RSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. RSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and RSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods require us to record an expense recovery. For DSUs, the amount of any expense or recovery is based on the entire number of DSUs outstanding as DSUs are fully vested upon award. For RSUs, the amount of any expense or recovery is based on the number of RSUs that were expensed in the applicable reporting period as employees performed services, but that have not yet vested or been paid pursuant to the terms of the RSU grant. We are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration. The closing price of our shares on the TSX was CAD 6.32 on January 31, 2010 and CAD 6.32 on March 11, 2010

As of January 31, 2010, our gross amount of unrecognized tax benefits was approximately $5.2 million. We expect that the unrecognized tax benefits could increase within the next 12 months due to uncertain tax positions that may be taken, although at this time a reasonable estimate of the possible increase cannot be made.

In 2010, we recorded a deferred income tax recovery of $8.5 million resulting primarily from the recognition of additional deferred tax assets in the US, Sweden and Canada. The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can be we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. At this time, we anticipate that our income tax expense (current and deferred) for 2011 will be 35% - 40% of income before income taxes, exclusive of any potential further changes to the valuation allowance for our deferred tax assets or other company events. We also anticipate the current income tax expense portion for 2011 will be approximately 10-15% of income before income taxes.

We intend to actively explore business combinations in 2011 to add complementary services, products and customers to our existing businesses. Going forward, we intend to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, will listen to our customers’ suggestions as they relate to consolidation opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may need to raise additional debt or equity capital. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction.

We anticipate that the net proceeds of our October 20, 2009 bought deal public share offering will be used for general corporate purposes, potential acquisitions and general working capital.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.
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Certain Factors That May Affect Future Results
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Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

General economic conditions may affect our business, results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, the disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the US and other countries.

Making and integrating acquisitions involves a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies or businesses that we believe are complementary to ours. For example, we anticipate acquiring Porthus in the first quarter of 2011 which will be one of our largest acquisitions in the past several years. In addition, in 2010 we acquired two businesses (Oceanwide and Scancode), in 2009 we acquired one business (Dexx), in 2008 we acquired six businesses and in 2007 we acquired three businesses. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In particular, if our Offer for Porthus is successful, we will be integrating a large foreign employee base and operating structure in to our corporate group. In addition, we may not identify all risks or fully assess risks identified in connection with an acquisition. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, or consolidate contracts with acquired companies.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System (AESDirect). In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2007, for example, certain customers of our legacy ocean services cancelled relatively large recurring revenue contracts. In 2010, we lost an additional $3 million in annual recurring revenues compared to 2009 from departing services customers in addition to the normal 3-5% annual revenue attrition we plan for. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity in our customer base.

We may have difficulties maintaining or growing our acquired businesses.
Businesses that we acquire may sell products, or operate services, that we have limited experience operating or managing. For example, Oceanwide and Dexx each operate in the emerging regulatory compliance business, and GF-X operates in electronic air freight booking. We may experience unanticipated challenges or difficulties in maintaining these businesses at their current levels or in growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;

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For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services; and
•	Other risk factors identified in this report.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements or changing the government agency responsible for the requirement could impact our business, perhaps adversely. For example, on February 18, 2010, the Federal Maritime Commission voted 3-1 in favor of initiating a rulemaking that would grant licensed Non-Vessel Operating Common Carriers (“NVOCCs”) an exemption from the current requirements for publishing in tariffs the rates they charge for shipments. This change in regulation, if ultimately adopted, would reduce the revenues that we receive from NVOCC customers, perhaps materially.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes, weather or natural disaster, or caused by terrorists, political or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations and the sale of our equity securities. As at January 31, 2010, we had cash and cash equivalents and short-term investments of approximately $94.6 million and $2.8 million in unutilized operating lines of credit.

We may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at January 31, 2010, our accumulated deficit was $348.3 million. We had losses in 2005 and prior fiscal periods. Our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2008, 2009 and 2010 benefited from a non-cash, net deferred income tax recovery of $16.0 million, $13.1 million and $10.9 million, respectively. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. However, non-cash, non-operational charges, such as income tax expenses or impairment charges, may adversely impact our ability to be profitable in any particular period. There can be no assurance that we can generate further expense reductions or achieve revenues growth, or that any expense reductions or revenues growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

 If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our key technical, sales and marketing, and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and the global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the United States, or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. There can be no assurance that declines in shipment volumes in the US or internationally won’t have a material adverse effect on our business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for all but $38.8 million of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, when we reduce our deferred tax valuation allowance, we will record income tax expense in any subsequent period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under business combination accounting standards, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease our net income and earnings per share for the periods in which those adjustments are made.

In December 2007, the FASB issued ASC Topic 805, “Business Combinations”. ASC Topic 805 became effective for us at the beginning of fiscal 2010. As a result of our adoption of ASC Topic 805 on February 1, 2009, we expensed $0.9 million and $0.3 million of acquisition-related costs in fiscal 2010 and 2009, respectively. We did not expense similar costs in prior periods. Depending on the size and scope of any future business combination that we undertake, we believe that ASC Topic 805 may have a material impact on our results of operations and financial condition.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (‘ASC Topic 350”), which we adopted effective February 1, 2002. ASC Topic 350, among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31 as the date for our annual impairment test. Although the results of our testing on October 31, 2009 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement”, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.
While our headquarters are in North America, we currently have direct operations in both Europe and China. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality and industry-specific expertise;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with existing customers or prospects that we are targeting; and/or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	The termination of any key customer contracts, whether by the customer or by us;
•	The impact of stock-based compensation expense;

•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with Canadian and US regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	Price and functionality competition in our industry;
•	Timing of acquisitions and related costs;
•	Changes in legislation and accounting standards;
•	Fluctuations in foreign currency exchange rates;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

Our common share price has in the past been volatile and may also be volatile in the future.
The trading price of our common shares has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

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Management’s Report on Financial Statements and Internal Control Over Financial Reporting
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Financial Statements
Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with US GAAP and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is prepared on a basis consistent with the consolidated financial statements.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of January 31, 2010, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, management concluded that, as of January 31, 2010, our internal control over financial reporting was effective.

Management’s internal control over financial reporting as of January 31, 2010, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended January 31, 2010, as stated in the Report of Independent Chartered Accountants, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting
During the fiscal year ended January 31, 2010, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Arthur Mesher	Stephanie Ratza
Chief Executive Officer	Chief Financial Officer
Waterloo, Ontario	Waterloo, Ontario

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated balance sheets of The Descartes Systems Group Inc. and subsidiaries (the “Company”) as at January 31, 2010 and 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an  audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of The Descartes Systems Group Inc. and subsidiaries as at January 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 12, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the consolidated financial statements relating to the Company’s adoption of Financial Accounting Standards Board’s (FASB) Accounting Standards Codification Topic 805, “Business Combinations”.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 12, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 12, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the internal control over financial reporting of The Descartes Systems Group Inc. and subsidiaries (the “Company”) as at January 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included as part of the accompanying Management’s Report on Financial Statements and Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at January 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended January 31, 2010 of the Company and our report dated March 12, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to a change in accounting principles.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 12, 2010

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2010	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	89,554	47,422
Short-term investments (Note 4)	5,071	10,210
Accounts receivable
Trade (Note 5)	9,840	8,702
Other	2,231	985
Prepaid expenses and other	1,146	855
Deferred income taxes (Note 16)	4,414	5,490
Deferred tax charge	197	197
	112,453	73,861
CAPITAL ASSETS (Note 7)	5,482	4,888
GOODWILL (Note 8)	34,456	26,381
INTANGIBLE ASSETS (Note 9)	21,058	15,475
DEFERRED INCOME TAXES (Note 16)	34,346	24,665
DEFERRED TAX CHARGE	395	592
	208,190	145,862

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,603	1,938
Accrued liabilities (Note 10)	7,509	5,526
Income taxes payable	975	589
Deferred revenue	5,454	3,317
	16,541	11,370
DEFERRED REVENUE	1,172	-
INCOME TAX LIABILITY (Note 16)	2,605	2,325
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 11)	20,318	13,695

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 61,410,877 at January 31, 2010 ( January 31, 2009 – 53,013,227) (Note 12)	86,609	44,986
Additional paid-in capital	451,591	449,462
Accumulated other comprehensive (loss) income (Note 12)	(2,034)	363
Accumulated deficit	(348,294)	(362,644)
	187,872	132,167
	208,190	145,862
The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

J. Ian Giffen      Stephen Watt
Director        Director

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share amounts; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008

REVENUES	73,768	66,044	59,025
COST OF REVENUES	23,172	22,353	20,640
GROSS MARGIN	50,596	43,691	38,385
EXPENSES
Sales and marketing	10,794	8,992	9,700
Research and development	14,499	11,458	10,540
General and administrative	11,991	9,546	7,253
Amortization of intangible assets	6,929	5,133	3,644
Contingent acquisition consideration (Note 6)	-	833	2,000
	44,213	35,962	33,137
INCOME FROM OPERATIONS	6,383	7,729	5,248
INVESTMENT INCOME	342	1,002	1,518
INCOME BEFORE INCOME TAXES	6,725	8,731	6,766
INCOME TAX EXPENSE (RECOVERY) (Note 16)
Current	855	256	323
Deferred	(8,480)	(11,735)	(16,000)
	(7,625)	(11,479)	(15,677)
NET INCOME	14,350	20,210	22,443
EARNINGS PER SHARE (Note 13)
Basic	0.26	0.38	0.44
Diluted	0.25	0.38	0.43
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	55,389	52,961	51,225
Diluted	56,437	53,659	52,290

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2010	2009	2008
Common shares
Balance, beginning of year	44,986	44,653	19,354
Shares issued:
Stock options exercised	3,874	211	2,066
Issue of common shares net of issuance costs	37,749	122	21,514
Acquisitions	-	-	1,719
Balance, end of year	86,609	44,986	44,653

Additional paid-in capital
Balance, beginning of year,	449,462	448,918	448,815
Unearned compensation related to issuance of stock options	38	7	4
Stock-based compensation expense	3,371	527	466
Stock options exercised	(1,335)	(34)	(367)
Stock option income tax benefits	55	44	-
Balance, end of year	451,591	449,462	448,918

Accumulated other comprehensive (loss) income
Balance, beginning of year	363	2,006	(123)
Foreign currency translation adjustments	(2,397)	(1,643)	2,127
Net unrealized investment gains	-	-	2
Balance, end of year	(2,034)	363	2,006

Accumulated deficit
Balance, beginning of year	(362,644)	(382,854)	(405,297)
Net income	14,350	20,210	22,443
Balance, end of year	(348,294)	(362,644)	(382,854)

Total Shareholders’ Equity	187,872	132,167	112,723

Comprehensive income
Net income	14,350	20,210	22,443
Other comprehensive (loss) income:
Foreign currency translation adjustment	(2,397)	(1,643)	2,127
Net unrealized investment gains	-	-	2
Total other comprehensive (loss) income	(2,397)	(1,643)	2,129
Comprehensive income	11,953	18,567	24,572

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008
OPERATING ACTIVITIES
Net income	14,350	20,210	22,443
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,870	2,231	2,424
Amortization of intangible assets	6,929	5,133	3,644
Amortization of deferred compensation	38	7	4
Stock-based compensation expense	3,371	527	466
Deferred income taxes	(8,480)	(11,735)	(16,000)
Deferred tax charge	197	(216)	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	788	772	(1,356)
Other	219	234	(364)
Prepaid expenses and other	364	81	67
Deferred contingent acquisition consideration	-	833	2,000
Accounts payable	478	(617)	(812)
Accrued liabilities	(3,253)	1,379	(815)
Income taxes payable	1,665	(285)	580
Deferred revenue	(2,001)	131	(343)
Cash provided by operating activities	16,535	18,685	11,938
INVESTING ACTIVITIES
Maturities of short-term investments	40,501	-	2,820
Purchase of short-term investments	(35,362)	(10,210)	-
Additions to capital assets	(1,626)	(1,343)	(1,074)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(14,964)	(2,231)	(11,374)
Acquisition-related costs	(58)	(928)	(1,903)
Cash used in investing activities	(11,509)	(14,712)	(11,531)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	40,293	177	23,279
Cash provided by financing activities	40,293	177	23,279
Effect of foreign exchange rate changes on cash and cash equivalents	(3,187)	(819)	1,035
Increase in cash and cash equivalents	42,132	3,331	24,721
Cash and cash equivalents, beginning of year	47,422	44,091	19,370
Cash and cash equivalents, end of year	89,554	47,422	44,091
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	709	1,194	322

The accompanying notes are an integral part of these consolidated financial statements.

___________________________________________________________________________________________________________________________________________

The Descartes Systems Group Inc.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)
___________________________________________________________________________________________________________________________________________

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations.

Note 2 –Significant Accounting Policies

Basis of presentation
We prepare our consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended January 31, 2010, is referred to as the “current fiscal year,” “fiscal 2010,” “2010” or using similar words. Our fiscal year, which ended January 31, 2009, is referred to as the “previous fiscal year,” “fiscal 2009,” “2009” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2011” refers to the annual period ending January 31, 2011 and the “fourth quarter of 2011” refers to the quarter ending January 31, 2011.

Certain immaterial reclassifications have been made to prior year notes to the consolidated financial statements to conform to the current year presentation. Specifically, we reclassified our segmented revenue information to reflect segmented revenue information by geographic location of customer instead of geographic area of operation.

Change of Forfeiture Rate Estimate
Descartes accounts for stock-based compensation in accordance with the guidance of FASB ASC Topic 718, “Compensation - Stock Compensation”, (“ASC Topic 718”). ASC Topic 718 requires us to estimate a forfeiture rate for option grants designed to facilitate the expensing of that portion of the fair value of stock options grants that we ultimately expect to vest.

In 2010, we reviewed our forfeiture rate assumptions. We considered various factors, including evidence of the decline in the attrition rate of employees, executive officers, and directors who had been granted stock options and evidence that, with recent increases in the price of our common shares, our outstanding unvested stock options were on average significantly more ‘in-the-money’. After considering these various factors, we determined to change our forfeiture rate estimates and stock-based compensation accounting as follows:

•	A 0% percent forfeiture rate estimate for grants of stock options to executive officers and directors;
•	A 10% annualized forfeiture rate estimate for other grants of stock options; and
•	We determined to perform a quarterly reconciliation of actual forfeiture experience to the estimated forfeiture experience.

We have followed the guidance in ASC Topic 250 “Accounting Changes and Error Corrections” (“ASC Topic 250”) and accounted for this change of estimate and the corresponding reconciliation to actual forfeitures in 2010. As a result of the above changes, we expensed $1.8 million in additional stock-based compensation in 2010.

Correction of Immaterial Error
In connection with our review of our forfeiture estimates in 2010, and in light of actual forfeiture experience that varied from the original forfeiture estimate used, we determined that there was insufficient evidence to support the forfeiture estimate used beginning November 1, 2007 in fiscal 2008 and fiscal 2009. We determined that the difference between the original forfeiture estimate used and the actual forfeiture experience should be accounted for as an error. As stock-based compensation expense is a non-cash item, this error did not impact net cash provided by operations in any period.

This error resulted in the understatement of stock-based compensation expense, with corresponding understatement of additional paid in capital, as follows (in millions of dollars):

Years Ended January 31,
2008	0.6
2009	0.5
1.1

We considered the guidance in ASC Topic 250, in assessing the materiality of the error. In accordance with ASC Topic 250 and other GAAP guidance, we considered the total mix of information applicable to the error, including an evaluation from quantitative and qualitative perspectives. We concluded that the correction of this non-cash error is not material to the previously issued historical consolidated financial statements as well as these consolidated financial statements. Accordingly, we have corrected the error in 2010 by expensing $1.1 million of additional stock-based compensation expense.

Basis of consolidation
The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Financial instruments
Fair value of financial instruments
Financial instruments are composed of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities.

Foreign exchange risk
We are exposed to foreign exchange risk because a higher proportion of our revenues are denominated in US dollars relative to expenditures. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies.

Interest rate risk
We are exposed to reductions in interest rates, which could adversely impact expected returns from our investment of corporate funds in interest bearing bank accounts and short-term investments.

Credit risk
We are exposed to credit risk through our invested cash, cash equivalents, short-term investments and accounts receivable. We hold our cash, cash equivalents and short-term investments with reputable financial institutions and in highly liquid financial instruments. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign currency translation
We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment and use their local currency as their functional currency. The functional currency of the parent company is Canadian dollars. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. For the year ended January 31, 2010, foreign currency transaction losses (gains) of $108 were included in net income (January 31, 2009 - ($895); January 31, 2008 – ($232)).

Use of estimates
Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, amortization of intangible assets, assumptions embodied in the valuation of assets for impairment assessment, stock-based compensation, restructuring costs, valuation allowances against deferred tax assets, tax positions and recognition of contingencies.

Cash, cash equivalents and short-term investments
Cash and cash equivalents include short-term deposits with original maturities of three months or less. Short-term investments are composed of short-term deposits and debt securities maturing between three and 12 months from the balance sheet date.

Our investment portfolio consists of certificates of deposit which are classified as held-to-maturity for accounting purposes. Our investments are subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Allowance for doubtful accounts
We maintain an allowance for doubtful accounts for estimated losses resulting from customers who do not make required payments. Specifically, we consider the age of the receivables, historical write-offs, the creditworthiness of the customer, and current economic trends among other factors. Accounts receivable are written off, and the associated allowance is eliminated, if it is determined that the specific balance is no longer collectible.

Impairment of long-lived assets
We account for the impairment and disposition of long-lived assets in accordance with Accounting Standards Codification (“ASC”) Section 360-10-35 “Property, Plant, and Equipment: Overall: Subsequent Measurement” (“ASC Section 360-10-35”). We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Goodwill and intangible assets
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”). When we acquire a business, we determine the fair value of the net tangible and intangible (other than goodwill) assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested annually on October 31 for impairment to ensure that the fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. Our annual goodwill impairment testing on October 31, 2009 indicated no evidence that goodwill impairment had occurred as of that date. We will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships	Straight-line over one-and-a-half to twenty years
Non-compete covenants	Straight-line over two to three years
Existing technology	Straight-line over one to five years
Trade names	Straight-line over two to fifteen years

Capital assets
Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software	30% declining balance
Furniture and fixture	20% declining balance
Leasehold improvements	Straight-line over lesser of useful life or term of lease

Revenue recognition
We follow the accounting guidelines and recommendations contained in ASC Subtopic 985-605, “Software: Revenue Recognition” (“ASC Subtopic 985-605”) and ASC Topic 605, “Revenue Recognition” (“ASC Topic 605”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with ASC Subtopic 985-605.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in ASC Subtopic 605-25, “Revenue Recognition: Multiple-Element Arrangements.” Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

Research and development costs
We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under ASC Subtopic 985-20, “Software: Costs of Software to Be Sold, Leased, or Marketed.” Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

Stock-based compensation
We adopted ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”) effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations since February 1, 2006 based on the straight-line attribution method. The accounting for our various stock-based employee compensation plans is described more fully in Note 14 below.

Income taxes
We account for income taxes in accordance with ASC Topic 740, “Income Taxes” (“ASC Topic 740”). ASC 740 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

Effective February 1, 2007, we adopted ASC Subtopic 740-10 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“ASC Subtopic 740”) which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Subtopic 740 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The accounting for ASC Subtopic 740 is described more fully in Note 16 below.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options.

Recently adopted accounting pronouncements
In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). The ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use one or more valuation techniques prescribed by the update to estimate the fair value. ASU 2009-05 is effective for interim and annual reporting periods beginning after August 2009, which was our reporting period ended January 31, 2010. The adoption of ASU 2009-05 has not had a material impact on our results of operations or financial condition to date.

In June 2009, the FASB issued “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“the Codification”), which is now codified as FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” (“ASC Topic 105”). The Codification establishes a single source of authoritative guidance for nongovernmental entities. The Codification is effective for interim and annual reporting periods ending after September 15, 2009, which was our interim reporting period ended October 31, 2009. The adoption of the Codification did not have a material impact on our results of operations or financial condition but has resulted in changes to accounting pronouncement references used in our MD&A and in the notes to our consolidated financial statements.

In April 2009, the FASB amended ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) to clarify the application in determining fair value when the volume or level of activity for an asset or liability has significantly decreased and also provides guidance to identify circumstances that indicate a transaction is not orderly. The amendment is effective for interim and annual reporting periods ending after June 15, 2009, which was our interim reporting period ended July 31, 2009. The adoption of this amendment has not had a material impact on our results of operations or financial condition to date.

In April 2009, the FASB amended ASC Topic 805, “Business Combinations” (“ASC Topic 805”), effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. This amendment clarifies the application of ASC Topic 805 to assets and liabilities arising from contingencies in a business combination. Our adoption of this amendment on February 1, 2009 did not have a material impact on our results of operations and financial condition to date. Depending on the size and scope of any future business combination that we undertake, we believe that this amendment may have a material impact on our results of operations and financial condition.

On February 1, 2009 we adopted the requirements of FASB ASC Topic 805. Our adoption of ASC Topic 805 on February 1, 2009 resulted in a retrospective adjustment to our consolidated financial statements for the year ended January 31, 2009. In our previously reported financial results for the year ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs in prepaid expenses and other that were previously capitalized under the provisions of Statement of Financial Accounting Standards (“SFAS”)No. 141, “Business Combinations” (“SFAS 141”). Under the provisions of ASC Topic 805, and the guidance in FASB ASC Topic 250, “Accounting Changes and Error Corrections” (“ASC Topic 250”), we adopted ASC Topic 805 retrospectively on February 1, 2009 with respect to the deferred acquisition-related costs incurred in connection with the business acquisitions closed subsequent to the adoption of ASC Topic 805. The effect of adopting ASC Topic 805 on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 is described in Note 18 to those adjusted consolidated financial statements, which were filed on September 30, 2009. The objective of ASC Topic 805 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. As a result of our adoption of ASC Topic 805 on February 1, 2009, we expensed $0.9 million of acquisition-related costs in 2010. Depending on the size and scope of any future business combination that we undertake, we believe that ASC Topic 805 may have a material impact on our results of operations and financial condition.

In November 2008, the FASB amended ASC Subtopic 350-30, “Intangibles – Goodwill and Other: General Intangibles Other than Goodwill” (“ASC Subtopic 350-30”) by clarifying the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. This amendment requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period that the asset diminishes in value. The amendment is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ended January 31, 2010. The adoption of this amendment has not had a material impact on our results of operations or financial condition to date.

In April 2008, the FASB issued ASC Subtopic 350-30 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under ASC Subtopic 350-30 and the period of expected cash flows used to measure the fair value of the asset under ASC 805. For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. ASC Subtopic 350-30 is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ended January 31, 2010. The adoption of ASC Subtopic 350-30 has not had a material impact on our results of operations or financial condition to date.

In September 2006, the FASB issued ASC Topic 820, effective for fiscal years beginning after November 15, 2007, which was our fiscal year ending January 31, 2009. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB delayed the effective date of ASC Topic 820 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ended January 31, 2010. We adopted the non-deferred portion of ASC Topic 820 on February 1, 2008 and the deferred portion on February 1, 2009. The adoption of ASC Topic 820 has not had a material impact on our results of operations or financial condition to date.

Recently issued accounting pronouncements not yet adopted
In January 2010, the FASB issued ASU 2010-06 Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC Topic 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, which is our reporting period ending April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, which is our fiscal year beginning February 1, 2011. We are currently assessing the impact of adoption of ASU 2010-06.

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements” (“ASC Subtopic 605-25). Specifically ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Early adoption is permitted. We are currently assessing the impact of adoption of ASU 2009-13.

In October 2009 the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”, (“ASU 2009-14”). Update 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition” (“ASC Subtopic 985-605”). The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Companies can elect to apply this guidance prospectively to new or materially modified arrangements after the effective date or retrospectively for all periods presented but ASU 2009-14 is required to be adopted in the same period and using the same transition method as adoption of ASU 2009-13. We are currently assessing the impact of adoption of ASU 2009-14.

Note 3 – Acquisitions

The preliminary purchase price allocations for businesses we acquired during fiscal 2010, which have not been finalized, are as follows:

	Oceanwide	Scancode	Total
Purchase price consideration:
Cash, excluding cash acquired related to Oceanwide ($225) and Scancode ($603)	8,990	7,698	16,688
Net working capital adjustments	(88)	(1,420)	(1,508)
	8,902	6,278	15,180
Allocated to:
Current assets	1,706	3,142	4,848
Capital assets	172	89	261
Current liabilities	(1,458)	(3,692)	(5,150)
Deferred revenue	(249)	(1,465)	(1,714)
Income tax liability	(47)	-	(47)
Deferred income tax liability	(2,058)	(1,363)	(3,421)
Net tangible liabilities assumed	(1,934)	(3,289)	(5,223)
Finite life intangible assets acquired:
Customer agreements and relationships	4,165	4,332	8,497
Non-compete covenants	104	-	104
Existing technology	2,118	1,637	3,755
Trade names	46	109	155
Goodwill	4,403	3,489	7,892
	8,902	6,278	15,180

The results of operations for the businesses that we acquired in 2010 are included in our consolidated statement of operations from the date acquired, as indicated below.

On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. The acquisition added more than 700 members to our Global Logistics Network™ (“GLN”) and extended our customs compliance solutions. Oceanwide’s logistics business (“Oceanwide”) is focused on a web-based, hosted software-as-a-service (“SaaS”) model. We acquired 100% of Oceanwide’s US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition was approximately $8.9 million in cash. We also incurred acquisition-related costs, primarily for advisory services, during the current year in the amount of approximately $239,000, which are included in general and administrative expense in our consolidated statements of operations. The gross contractual amount of trade accounts receivable acquired was $1.2 million with a fair value of $1.0 million at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $0.2 million. We have included $6.6 million of revenues from Oceanwide since the date of acquisition in our consolidated statements of operations for 2010.

On March 10, 2009, we acquired 100% of the outstanding shares of privately-held Scancode Systems Inc. (“Scancode”) in an all-cash transaction. Scancode provides its customers with a system that provides up-to-date rates that allow customers to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. The purchase price for this acquisition was approximately $6.3 million in cash. We also incurred acquisition-related costs, primarily for advisory services, during the current year in the amount of $243,000 which were included in general and administrative expense in our consolidated statements of operations. The gross contractual amount of trade accounts receivable acquired was $833,000 with a fair value of $761,000 at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $72,000. We have included $5.1 million of revenues from Scancode since the date of acquisition in our consolidated statements of operations for 2010.

The Oceanwide and Scancode transactions were accounted for using the acquisition method in accordance with ASC Topic 805. The purchase price allocations in the table above represent our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we engage third-party valuation specialists. The valuation of the acquired assets is preliminary, may differ from the final purchase price allocation, and these differences may be material. Revisions to the valuation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocations will be completed within one year from the respective acquisition dates.

During 2010, the purchase price consideration for Oceanwide was reduced by $267,000 from $9,169,000 to $8,902,000 due to changes made to opening working capital estimates. This $267,000 purchase price adjustment was allocated as follows: (i) current assets decreased by $114,000 from $1,820,000 to $1,706,000; (ii) current liabilities increased by $79,000 from $1,379,000 to $1,458,000; (iii) the long-term deferred income tax liability increased by $29,000 from $2,029,000 to $2,058,000; and (iv) goodwill decreased by $45,000 from $4,448,000 to $4,403,000.

During 2010, the purchase price consideration for Scancode was reduced by $129,000 from $6,407,000 to $6,278,000 due to changes made to opening working capital estimates. This $129,000 purchase price adjustment was allocated as follows: (i) current assets decreased by $477,000 from $3,619,000 to $3,142,000, primarily resulting from changes to the current portion of deferred income tax asset; (ii) current liabilities decreased by $6,000 from $3,698,000 to $3,692,000; (iii) the long-term portion of deferred revenue increased by $86,000 from $1,379,000 to $1,465,000; (iv) the long-term deferred income tax liability decreased by $394,000 from $1,757,000 to $1,363,000; and (v) goodwill increased by $34,000 from $3,455,000 to $3,489,000.

No in-process research and development was acquired in the Oceanwide or Scancode transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Oceanwide	Scancode
Customer agreements and relationships	5 years	8 years
Non-compete covenants	2 years	N/A
Existing technology	3 years	5 years
Trade names	2 years	2 years

The goodwill on the Oceanwide and Scancode acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. Goodwill of $0.1 million that relates to our acquisition of certain of Oceanwide’s Canadian assets and liabilities is deductible for tax purposes. The goodwill arising from the acquisitions of Oceanwide’s US operations and Scancode is not deductible for tax purposes.

Supplemental pro forma information was impracticable to disclose as the pre-acquisition accounting for deferred revenues and deferred income taxes is based on estimates and assumptions that would require us to retroactively apply assumptions about management’s intent in a prior period that cannot be independently substantiated at this time and to make significant estimates about amounts that can no longer be objectively determined.

The final purchase price allocation for the business we acquired during the year ended January 31, 2009, is set out in the following table:

Dexx
Purchase price consideration:
Cash, including cash acquired ($100)	1,748
Acquisition-related costs	189
1,937
Allocated to:
Net tangible assets acquired (liabilities assumed)	(207)
Finite life intangible assets acquired:
Customer agreements and relationships	676
Existing technology	908
Trade names	111
Goodwill	449
1,937

On October 1, 2008 we acquired 100% of the outstanding shares of Dexx bvba (“Dexx”) a Belgium-based European customs filing and logistics messaging provider. Dexx’s customs offerings help shippers, cargo carriers and freight forwarders manage the movement and submission of customs filings and messages to a number of customs authorities. In addition to customs services, Dexx manages the Brucargo Community System (BCS), the cargo community system at Brussels airport. BCS provides a comprehensive range of electronic information exchange between airlines, integrators, general sales agents, forwarding agents, ground handlers, truckers and shippers, as well as customs and other governmental bodies. The results of operations for Dexx are included in our consolidated statements of operations from the date acquired.

The Dexx transaction was accounted for as a purchase in accordance with SFAS 141. The purchase price allocation in the table above represents our estimate of the allocation of the purchase price and the fair value of net assets acquired.

No in-process research and development was acquired or written-off relating to the Dexx transaction.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

Dexx
Customer agreements and relationships	10 years
Existing technology	5 years
Trade names	3 years

The goodwill on the Dexx acquisition arose as a result of their assembled workforce and the combined strategic value to our growth plan. The goodwill is not deductible for tax purposes.

No pro forma results of operations for the Dexx transaction have been presented as it is not material to our consolidated financial statements.

The final purchase price allocations for the businesses that we acquired during the year ended January 31, 2008, are set out in the following table:

	OTB	GF-X	RouteView	PCTB	Mobitrac	Total
Purchase price consideration:
Cash, including cash acquired related to GF-X ($814) and RouteView ($149)	1,843	9,241	3,343	2,090	649	17,166
Common shares	-	1,719	-	-	-	1,719
Acquisition-related costs	60	2,052	211	73	42	2,438
Total purchase price	1,903	13,012	3,554	2,163	691	21,323

Allocated to:
Net tangible assets acquired (liabilities assumed)	(56)	3,931	(232)	318	81	4,042
Finite life intangible assets acquired:
Customer agreements and relationships	333	3,356	467	813	217	5,186
Non-compete covenants	-	925	-	-	-	925
Existing technology	-	2,312	904	277	243	3,736
Trade names	51	1,478	143	66	20	1,758
Goodwill	1,575	1,010	2,272	689	130	5,676
	1,903	13,012	3,554	2,163	691	21,323

The results of operations for the businesses that we acquired in 2008 are included in our consolidated statements of operations from the date acquired, as indicated below.

On March 6, 2007, we acquired certain assets of Ocean Tariff Bureau, Inc. (“Ocean Tariff Bureau”) and Blue Pacific Services, Inc. (“Blue Pacific” and, together with Ocean Tariff Bureau, the “OTB Acquisition”), both based in Long Beach, California. Ocean Tariff Bureau provides tariff filing and contract publishing services to ocean intermediaries involved in the shipping of cargo into or out of US waters. Blue Pacific helps these same types of companies secure surety bonds required to ship cargo into or out of US waters. We paid $1.1 million in cash at closing, with up to an additional $0.85 million in cash payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.4 million and $0.3 million of that additional purchase price became payable during 2010 and 2009, respectively, and was recorded as goodwill. We also incurred transaction expenses of approximately $60,000.

On August 17, 2007, we acquired 100% of the outstanding shares of Global Freight Exchange Limited (“GF-X”), a global leader for electronic freight booking in the air cargo industry based in London, U.K. The acquisition adds electronic air freight booking capability to our Global Logistics Network, creating a global network capable of managing the entire air cargo shipment lifecycle. The purchase price for this acquisition included approximately $9.2 million in cash and approximately 0.5 million Descartes common shares valued at $1.7 million. Additional purchase price of up to $5.2 million in cash is payable if certain performance targets, primarily related to revenues, are met by GF-X during the period of 4 years from the date of acquisition. If any such additional purchase price becomes payable it will be recorded as goodwill in the period that such payments come due. No amount was payable in respect of the two year post-acquisition period. Up to $2.6 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the two-year period ending August 17, 2011. We also incurred $2.1 million of acquisition-related costs comprised of $0.9 million in transaction expenses, primarily professional fees, and $1.2 million of exit costs and involuntary employee termination benefits.

On December 20, 2007, we acquired 100% of the outstanding shares of RouteView Technologies, Inc. (“RouteView”), based in Burnsville, Minnesota. RouteView provides technology solutions in a recurring revenue model to help small- and medium-sized organizations manage their delivery operations. RouteView's map-based routing software combines with wireless, GPS and automated call-out technology to help numerous customers, particularly in the home delivery and distribution industries, with a comprehensive delivery management solution. The purchase price for this acquisition was approximately $3.0 million in cash, plus an additional $0.5 million in cash if certain sales targets are met by RouteView during the period of one year from the date of acquisition. $0.3 million of additional purchase price related to those provisions was recorded as goodwill and paid to the former shareholders of RouteView in 2009. We also incurred approximately $0.2 million in transaction expenses, primarily professional fees, associated with the acquisition of RouteView.

On January 9, 2008, we acquired certain assets of San Francisco, California-based Pacific Coast Tariff Bureau, Inc. (“PCTB”) in an all cash transaction. PCTB provides tariff filing and contract publishing services to ocean carriers, non-vessel operating common carriers (NVOCCs) and shippers to help them comply with U.S. regulations for domestic and foreign shipping trades. PCTB also provides technology solutions to its customers to help them manage ocean contracts and apply the correct freight rates to bills of lading for ocean shipments. We paid $2.1 million in cash at closing and also incurred transaction expenses of approximately $73,000.

On January 10, 2008, we acquired certain assets of the fleet management business formerly known as Mobitrac (“Mobitrac”) from privately-held Fluensee, Inc. in an all cash transaction. As part of the transaction, we acquired software-as-a-service routing and scheduling technology. The purchase price included $0.7 million in cash and we also incurred transaction expenses of approximately $42,000.

The OTB Acquisition and the GF-X, RouteView, PCTB and Mobitrac transactions were accounted for as purchases in accordance with SFAS 141; therefore, the tangible assets acquired were recorded at their fair value on acquisition date. There may be additional purchase price payable pursuant to the acquisition of GF-X.

No in-process research and development was acquired or written-off relating to the OTB Acquisition or the GF-X, RouteView, PCTB and Mobitrac transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	OTB	GF-X	RouteView	PCTB	Mobitrac
Customer agreements and relationships	5 years	8 years	20 years	10 years	1.5 years
Non-compete covenants	N/A	3 years	N/A	N/A	N/A
Existing technology	N/A	5 years	5 years	1 year	4 years
Trade names	5 years	15 years	5 years	3 years	2 years

The goodwill on the above acquisitions arose as a result of their assembled workforce and the combined strategic value to our growth plan. Except for GF-X, the goodwill on the above acquisitions is deductible for tax purposes.

The results of operations subsequent to the August 17, 2007 acquisition date for GF-X have been included in our consolidated financial statements. As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired GF-X as of the beginning of each of the periods presented. The pro forma results of operations for the OTB Acquisition and the RouteView, PCTB and Mobitrac transactions have not been included the table below as those acquisitions are not material to our consolidated financial statements. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition of GF-X occurred at the beginning of the period indicated, or to project our result of operations for any future period.

Pro forma results of operations
Year Ended	January 31,
2008
Revenues	61,897
Net income	20,445
Earnings per share
Basic	0.40
Diluted	0.39

The pro forma net income for 2008 in the table above is inclusive of $0.5 million of non-recurring bonus expense earned by GF-X management in 2008; $0.4 million of costs incurred by GF-X related to the sale of GF-X to us; and non-recurring expenses of $0.2 million for the early termination of a premises lease and related dilapidations.

Note 4 - Cash, Cash Equivalents and Short-Term Investments

	January 31,	January 31,
	2010	2009
Cash and cash equivalents
Cash on deposit with banks	89,554	32,329
Bearer deposit note	-	15,093
Total cash and cash equivalents	89,554	47,422
Short-term investments
Certificates of deposit	5,071	10,210
Total short-term investments	5,071	10,210
Total cash, cash equivalents and short-term investments	94,625	57,632

Our total cash and cash equivalents balance included approximately $0.1 million of restricted cash as at January 31, 2009 (nil at January 31, 2010).

We have operating lines of credit in Canada aggregating $2.8 million (CAD 3.0 million) as at January 31, 2010, of which none was utilized (nil at January 31, 2009).  Borrowings under these facilities bear interest at prime based on the borrowed currency (2.25% on Canadian dollar borrowings and 3.25% on US dollar borrowings at January 31, 2010), are due on demand, and are secured by our investment portfolio and a general assignment of inventory and accounts receivable.

As at January 31, 2010 we have an outstanding letter of credit of approximately $21,000 related to one of our leased premises ($22,000 at January 31, 2009).

Fair Value Measurements
ASC Topic 820 “Fair Value Measurements and Disclosures” (ASC Topic 820) defines fair value, establishes a framework for measuring fair value, and addresses disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table represents our assets that are measured at fair value on a recurring basis at January 31, 2009 (nil at January 31, 2010):

	Level 1	Level 2	Level 3	January 31, 2009
Available-for-sale investments
Bearer deposit note	-	15,093	-	15,093
	-	15,093	-	15,093

Certain of our assets are measured at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. During 2010, no indications of impairment were identified and therefore, no fair value measurements were required.

Note 5 - Trade Receivables

	January 31,	January 31,
	2010	2009
Trade receivables	10,525	9,205
Less: Allowance for doubtful accounts	(685)	(503)
	9,840	8,702

Bad debt expense (recovery) was $402,000 for the year ended January 31, 2010 (January 31, 2009 – ($10,000); January 31, 2008 - $172,000).

Note 6 – Contingent Acquisition Consideration

On June 30, 2006, we acquired 100% of the outstanding shares of Maryland-based Flagship Customs Services, Inc. (“FCS”). As part of our acquisition of FCS, we paid $4.0 million to establish a contingent acquisition consideration escrow that was released to the former shareholders of FCS subject to meeting various criteria, including their continued employment with Descartes. In accordance with the guidance contained in Emerging Issues Task Force 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-8”), we expensed the entire $4.0 million on a straight-line basis over the 24 month service and escrow period applicable to the former shareholders, which ended June 30, 2008.

Note 7 – Capital Assets

	January 31,	January 31,
	2010	2009
Cost
Computer equipment and software	19,420	16,080
Furniture and fixtures	1,780	1,609
Leasehold improvements	2,267	1,747
	23,467	19,436
Accumulated amortization
Computer equipment and software	14,573	11,623
Furniture and fixtures	1,494	1,320
Leasehold improvements	1,918	1,605
	17,985	14,548
	5,482	4,888

Note 8 –Goodwill

	January 31,	January 31,
	2010	2009
Balance, beginning of year	26,381	25,005
Business acquisition – Oceanwide	4,403	-
Business acquisition – Scancode	3,489	-
Business acquisition – Dexx	42	407
Adjustments relating to prior acquisitions	141	969
Balance, end of year	34,456	26,381

The business acquisitions of Oceanwide, Scancode and Dexx are described in Note 3 to these consolidated financial statements. Adjustments relating to prior acquisitions relate primarily to $0.4 million ($0.3 million in 2009) of additional purchase price from the OTB Acquisition becoming payable in the year as described in Note 3 and ($0.2) million ($0.1 million in 2009) changes made to our previous estimates for exit costs from our acquisition of GF-X - such costs were included in goodwill prior to our adoption of ASC Topic 805. 2009 adjustments relating to prior acquisitions also includes $0.3 million of additional purchase price from the acquisition of RouteView as described in Note 3, as well as $0.2 million in transaction expenses, primarily professional fees, associated with the acquisition of RouteView.

Note 9 –Intangible Assets
	January 31,	January 31,
	2010	2009

Cost
Customer agreements and relationships	24,069	15,571
Non-compete covenants	1,029	925
Existing technology	10,120	6,642
Trade names	4,092	3,936
	39,310	27,074
Accumulated amortization
Customer agreements and relationships	10,260	6,340
Non-compete covenants	808	448
Existing technology	4,870	3,039
Trade names	2,314	1,772
	18,252	11,599
	21,058	15,475

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives. Amortization expense for existing intangible assets is expected to be $6.5 million for 2011, $4.8 million for 2012, $3.0 million for 2013, $2.5 million for 2014, $1.3 million for 2015, and $2.9 million thereafter.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in our consolidated statements of operations for any of the fiscal years reported.

Note 10 – Accrued Liabilities

	January 31,	January 31,
	2010	2009
Accrued compensation	2,594	1,356
Amounts payable to former Scancode shareholders	942	-
Accrued liabilities - other	3,973	4,170
	7,509	5,526

Note 11 – Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

Years Ended January 31,
2011	1.8
2012	1.4
2013	1.1
2014	1.0
2015	0.9
Thereafter	2.0
8.2

Operating Lease Obligations
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above. Rental expense for the year ended January 31, 2010 was $1.5 million (January 31, 2009 - $1.6 million; January 31, 2008 - $1.3 million).

Other Obligations
Income Taxes
We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $5.2 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Deferred Share Unit and Restricted Share Unit Plans
As described in Note 14 to these consolidated financial statements, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the TSX at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had 476,963 unvested RSUs outstanding at January 31, 2010 for which no liability was recorded on our consolidated balance sheet, in accordance with ASC Topic 718 “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements
In connection with the March 6, 2007 OTB Acquisition, an additional $0.85 million in cash was potentially payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.4 million and $0.3 million of that additional purchase price became payable during 2010 and 2009, respectively, and was recorded as goodwill. No further amount remains potentially payable pursuant to this acquisition.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the two year post-acquisition period. Up to $2.6 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the two-year period ending August 17, 2011.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees” (“ASC Topic 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 12 – Share Capital

Common Shares Outstanding
We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

	January 31,	January 31,	January 31,
(thousands of shares)	2010	2009	2008
Balance, beginning of year	53,013	52,930	46,362
Shares issued:
Stock options exercised	1,227	83	878
Issue of common shares	7,171	-	5,200
Acquisitions	-	-	490
Balance, end of year	61,411	53,013	52,930

On December 18, 2009, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by us of up to an aggregate of 5,458,773 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases can occur from time to time until December 21, 2010, through the facilities of the TSX and/or the NASDAQ Stock Market (the “NASDAQ”), if and when we consider advisable. As of January 31, 2010 there were no purchases made pursuant to this normal course issuer bid.

On October 20, 2009, we closed a bought-deal public share offering in Canada which raised gross proceeds of CAD 40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD 5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD 5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD 1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of approximately CAD 1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $39.0 million.

Proceeds from the employee stock options exercised during 2010, excluding those exercised to satisfy the over-allotment option, were approximately $1.3 million.

On December 3, 2008, Descartes announced that it was making a normal course issuer bid to purchase up to 5,244,556 common shares of Descartes through the facilities of the TSX and/or NASDAQ. Descartes did not purchase any shares under this bid, which commenced on December 5, 2008 and expired on December 4, 2009.
As previously described, as part of the consideration for the acquisition of GF-X on August 17, 2007 we issued 489,831 common shares valued at approximately $1.7 million for accounting purposes.

As previously described, as part of the consideration for the acquisition of GF-X on August 17, 2007 we issued 489,831 common shares valued at approximately $1.7 million for accounting purposes.

On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD 25,000,000 (equivalent to approximately $22.3 million at the time of the transaction) from a sale of 5,000,000 common shares at a price of CAD 5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD 5.00 per share from the Company, Mr. Arthur Mesher (our Chief Executive Officer) and Mr. Edward Ryan (our Executive Vice President, Global Field Operations), respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million. In addition, we received an aggregate of approximately CAD 1.1 million (equivalent to approximately $1.0 million at the time of the transaction) in proceeds from Mr. Mesher’s and Mr. Ryan’s exercise of employee stock options to satisfy their respective obligations under the over-allotment option. We used the net proceeds of the offering to fund our 2008 and 2009 acquisitions as identified in Note 3 to these consolidated financial statements for 2010 and for general corporate purposes and working capital.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Accumulated Other Comprehensive Income (Loss)
Our accumulated other comprehensive income (loss) at January 31, 2010 was ($2.0 million) ($0.4 million at January 31, 2009), comprised entirely of foreign currency translation adjustments.

Note 13 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

Year Ended	January 31, 2010	January 31, 2009	January 31, 2008

Net income for purposes of calculating basic and diluted earnings per share	14,350	20,210	22,443
(number of shares in thousands)
Weighted average shares outstanding	55,389	52,961	51,225
Dilutive effect of employee stock options	1,048	698	1,065
Weighted average common and common equivalent shares outstanding	56,437	53,659	52,290
Earnings per share
Basic	0.26	0.38	0.44
Diluted	0.25	0.38	0.43

For the years ended January 31, 2010, 2009 and 2008, respectively, 348,219, 2,004,328 and 770,868 options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for 2010, 2009 and 2008, respectively, the application of the treasury stock method excluded 1,322,109, 1,157,231 and 1,208,100 options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Note 14 – Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from their grant date and expire seven years from the grant date. Directors’ and officers’ stock options generally have quarterly vesting over a five-year period. We issue new shares from treasury upon the exercise of a stock option.

In 2010, we reviewed our forfeiture rate assumptions. We considered various factors, including evidence of the decline in the attrition rate of employees, executive officers, and directors who had been granted stock options and evidence that, with recent increases in the price of our common shares, our outstanding unvested stock options were on average significantly more ‘in-the-money’. After considering these various factors, we determined to change our forfeiture rate estimates and stock-based compensation accounting as follows:

•	A 0% percent forfeiture rate estimate for grants of stock options to executive officers and directors;
•	A 10% annualized forfeiture rate estimate for other grants of stock options; and
•	We determined to perform a quarterly reconciliation of actual forfeiture experience to the estimated forfeiture experience.

We have followed the guidance in ASC Topic 250 “Accounting Changes and Error Corrections” (“ASC Topic 250”) and accounted for this change of estimate and the corresponding reconciliation to actual forfeitures in 2010. As a result of the above changes, we expensed $1.8 million in additional stock-based compensation in 2010.

Correction of Immaterial Error
In connection with our review of our forfeiture estimates in 2010, and in light of actual forfeiture experience that varied from the original forfeiture estimate used, we determined that there was insufficient evidence to support the forfeiture estimate used beginning November 1, 2007 in fiscal 2008 and fiscal 2009. We determined that the difference between the original forfeiture estimate used and the actual forfeiture experience should be accounted for as an error. As stock-based compensation expense is a non-cash item, this error did not impact net cash provided by operations in any period.

This error resulted in the understatement of stock-based compensation expense, with corresponding understatement of additional paid in capital, as follows (in millions of dollars):

Year Ended January 31,
2008	0.6
2009	0.5
1.1

We considered the guidance in ASC Topic 250, in assessing the materiality of the error. In accordance with ASC Topic 250 and other GAAP guidance, we considered the total mix of information applicable to the error, including an evaluation from quantitative and qualitative perspectives. We concluded that the correction of this non-cash error is not material to the previously issued historical consolidated financial statements as well as these consolidated financial statements. Accordingly, we have corrected the error in 2010 by expensing $1.1 million of additional stock-based compensation expense.

As of January 31, 2010, we had 3,742,112 stock options granted and outstanding under our shareholder-approved stock option plan and 433,307 remained available for grant. In addition, we had one outstanding employee stock option grant of 40,000 stock options not approved by shareholders and 94,628 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

Total estimated stock-based compensation expense recognized under ASC Topic 718 related to all of our stock options was included in our consolidated statement of operations as follows:

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008
Cost of revenues	172	25	23
Sales and marketing	815	93	123
Research and development	374	73	53
General and administrative	2,010	336	267
Effect on net income	3,371	527	466

Effect on earnings per share:
Basic and diluted	0.06	0.01	0.01

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $380,000 recognized in the United States. We realized a tax benefit of $74,000 in connection with stock options exercised during 2010.

As of January 31, 2010, $2.0 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.2 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

Year Ended	January 31, 2010		January 31, 2009		January 31, 2008
	Weighted-Average	Range	Weighted- Average	Range	Weighted- Average	Range
Expected dividend yield (%)	-	-	-	-	-	-
Expected volatility (%)	43.3	42.7 to 43.5	41.2	36.0 to 43.8	56.5	39.2 to 58.2
Risk-free rate (%)	2.0	1.9 to 2.3	3.4	2.7 to 3.4	4.0	3.9 to 4.5
Expected option life (years)	5	5	5	5	5	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2009	5,294,645	$2.92
Granted	80,000	$3.20
Exercised	(1,227,246)	$1.95
Forfeited	(147,200)	$3.63
Expired	(123,459)	$5.60
Balance at January 31, 2010	3,876,740	$3.68	3.8	10.2

Vested or expected to vest at January 31, 2010	3,612,400	$3.66	3.7	9.6

Exercisable at January 31, 2010	2,299,151	$3.79	3.0	6.3

The weighted average grant-date fair value of options granted during 2010, 2009 and 2008 was $1.26, $1.28, and $2.15 per share, respectively. The total intrinsic value of options exercised during 2010, 2009 and 2008 was approximately $3.5 million, $0.1 million and $2.1 million, respectively.

Options outstanding and options exercisable as at January 31, 2010 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of Stock Options
$1.28 – $1.28	$1.28	229,500	1.7	$1.28	229,500
$2.09 – $2.68	$2.39	755,190	2.2	$2.39	688,404
$2.89 – $3.66	$3.23	1,568,731	5.0	$3.24	558,728
$3.95 – $5.36	$4.23	1,160,100	3.9	$4.22	659,300
$9.15 – $15.55	$13.43	163,219	1.2	$13.43	163,219
	$3.68	3,876,740	3.8	$3.79	2,299,151

A summary of the status of our non-vested stock options under our shareholder-approved stock option plan as of January 31, 2010 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2009	2,599,079	$1.35
Granted	80,000	$1.45
Vested	(986,690)	$1.53
Forfeited	(130,400)	$2.10
Balance at January 31, 2010	1,561,989	$1.68

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $80,000), then the director must take at least 50% of the base annual fee for serving as a director (currently $25,000) in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is as follows:

Number of DSUs Outstanding
Balance at January 31, 2009	57,476
Granted	34,511
Settled in cash	-
Balance at January 31, 2010	91,987

As at January 31, 2010, the total DSUs held by participating directors was 91,987, representing an aggregate accrued liability of approximately $543,000 ($155,000 at January 31, 2009). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $287,000, $30,000 and $17,000 for 2010, 2009 and 2008, respectively.

Restricted Share Unit Plan
Our board of directors adopted a restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of restricted share units (“RSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The RSUs generally become vested based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31 of the calendar year of a vesting date.

A summary of activity under our RSU plan is as follows:

	Number of RSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2009	563,865
Granted	155,520
Vested and settled in cash	(176,646)
Forfeited	(6,000)
Balance at January 31, 2010	536,739	2.2

Vested at January 31, 2010	19,488	-

Non-vested at January 31, 2010	517,251	2.2

We have recognized the compensation cost of the RSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of approximately $708,000 at January 31, 2010 ($90,000 at January 31, 2009). As at January 31, 2010, the unrecognized aggregate liability for the non-vested RSUs was approximately $2.8 million ($1.4 million at January 31, 2009). The fair value of the RSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to RSUs recognized in our consolidated statements of operations was approximately $0.9 million, $0.4 million and $0.3 million for 2010, 2009 and 2008, respectively.

Note 15 – Employee Pension Plans

We maintain various defined contribution benefit plans for our Canadian, US and UK employees. While the specifics of each plan are different in each country, we contribute an amount related to the level of employee contributions. These contributions are subject to maximum limits and vesting provisions, and can be discontinued at our discretion. The pension costs were approximately $0.3 million in each of 2010, 2009 and 2008, of which $0.1 million was payable at January 31, 2010 ($0.1 million at January 31, 2009).

Note 16 – Income Taxes

Income before income taxes is earned in the following tax jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008

Canada	489	2,430	(2,950)
United States	6,962	3,606	7,589
Other countries	(726)	2,953	2,127
Income before income taxes	6,725	8,989	6,766

Income tax expense (recovery) is incurred in the following jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008
Current income tax expense
Canada	(75)	(122)	(160)
United States	794	409	450
Other countries	136	(31)	33
	855	256	323
Deferred income tax recovery
Canada	(2,126)	(13,495)	-
United States	(7,004)	3,650	(16,000)
Other countries	650	(1,890)	-
	(8,480)	(11,735)	(16,000)
Income tax recovery	(7,625)	(11,479)	(15,677)

The components of the deferred tax assets are as follows:
	January 31,	January 31,
	2010	2009
Current deferred income tax asset:
Accumulated net operating losses:
Canada	175	1,450
United States	3,636	3,420
Europe, Middle East & Africa (“EMEA”) Asia Pacific	555 48	585 35
Net current deferred income tax asset	4,414	5,490

Non-current deferred income tax liability:

Difference between tax and accounting basis of intangible assets	(2,791)	(2,945)
Deferred expenses currently deductible	(219)	(553)
Uncertain tax positions incurred in loss years	(2,388)	(2,359)
	(5,398)	(5,857)
Non-current deferred income tax asset:
Accruals not currently deductible	6,386	2,541
Accumulated net operating losses:
Canada	9,747	16,270
United States	9,974	12,060
EMEA	28,048	24,766
Asia Pacific	4,653	4,056
Accumulated net capital losses:
Canada	319	398
Corporate minimum taxes	1,038	913
Difference between tax and accounting basis of capital assets	12,986	10,759
Difference between tax and accounting basis of intangible assets	706	3,537
Research and development tax credits and expenses	3,791	3,627
Expenses of public offerings	712	366
Other timing differences	1	12
	78,361	79,305
Net non-current deferred income tax asset	72,963	73,448
Valuation allowance	(38,617)	(48,783)
Non-current deferred income tax asset, net of valuation allowance	34,346	24,665

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred tax assets, we have recorded a valuation allowance for $38.6 million of our net deferred tax assets of $77.4 million, resulting in a total net deferred tax asset of $38.8 million at January 31, 2010.

As at January 31, 2010, we had not accrued for Canadian income taxes and foreign withholding taxes applicable to approximately $14.9 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. We also have not accrued for Canadian and foreign income taxes applicable to approximately $7.3 million of unrealized foreign exchange losses related to loans and advances with and between our subsidiaries. The foreign exchange losses on these loans and advances, which we also consider to be invested indefinitely, will become subject to these taxes if and when the underlying loans and advances are settled. The potential amount of unrecognized deferred Canadian income tax liabilities and foreign withholding and income tax liabilities on the unremitted earnings and foreign exchange gains is not currently practicably determinable.

The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008
Combined basic Canadian statutory rates	32.9%	33.5%	35.9%

Income tax expense based on the above rates	2,214	2,925	2,429
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles	3,388	2,732	3,223
Effect of differences between Canadian and foreign tax rates	724	150	960
Application of loss carryforwards not previously recognized	(11)	(4,150)	(18,549)
Application of research and development tax credits	(30)	(27)	(101)
Valuation allowance	(14,162)	(13,133)	(3,849)
Deferral of tax charges	197	197	(573)
Other	55	(173)	783
Income tax expense (recovery)	(7,625)	(11,479)	(15,677)

We have combined income tax loss carryforwards of approximately $199.4 million, which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2011	-	883	4,550	514	5,947
2012	-	883	5,940	779	7,602
2013	-	-	4,490	658	5,148
2014	-	-	3,652	520	4,172
2015	-	-	1,912	-	1,912
2016	-	-	-	-	-
2017	-	-	242	66	308
2018	-	3,161	16	-	3,177
2019	-	1,920	178	-	2,098
2020	-	7,169	-	-	7,169
2021	-	2,835	-	-	2,835
2022	-	1,568	-	-	1,568
2023	-	703	-	-	703
2024	-	9,740	-	-	9,740
2025	24,136	7,926	-	-	32,062
2026 2027 2028	190 - 12,472	- - -	- - -	- - -	190 - 12,472
2029	-	-	-	-	-
2030	1,212	-	-	-	1,212
Indefinite	1,278	-	84,284	15,506	101,068
	39,288	36,788	105,264	18,043	199,383

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	2010	2009	2008
Unrecognized tax benefits as at February 1	4,778	4,438	3,194
Gross increases – tax positions in prior periods	47	3	132
Gross increases – tax positions in the current period	397	828	1,294
Lapsing of statutes of limitations	(54)	(491)	(182)
Unrecognized tax benefits as at January 31	5,168	4,778	4,438

We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. Of the $5.2 million of unrecognized tax benefits at January 31, 2010, approximately $4.7 million would impact the effective income tax rate if recognized.

Consistent with our historical financial reporting, we recognize accrued interest and penalties related to unrecognized tax benefits in general and administrative expense. As at January 31, 2010 and January 31, 2009, the unrecognized tax benefits have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Tax Jurisdiction	Years No Longer Subject to Audit
US Federal	2006 and prior
Canada	2002 and prior
United Kingdom	2003 and prior
Sweden	2003 and prior

Note 17 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic area of operation and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008
Revenues
Canada	9,167	6,247	6,611
United States	44,544	38,793	32,610
EMEA	15,699	16,866	15,725
Asia Pacific	3,569	3,442	3,254
Americas, excluding Canada and United States	789	696	825
	73,768	66,044	59,025

Year Ended	January 31,	January 31,	January 31,
	2010	2009	2008
Revenues
Services	69,590	61,024	54,553
License	4,178	5,020	4,472
	73,768	66,044	59,025

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets that are attributed to individual geographic segments.

	January 31,	January 31,
	2010	2009
Total long-lived assets
Canada	4,023	3,449
United States	1,164	1,118
EMEA	288	311
Asia Pacific	7	10
	5,482	4,888

Note 18 – Subsequent Events

On February 22, 2010, we launched a conditional voluntary cash tender offer (the “Offer”) to acquire all outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share, as well as outstanding warrants of Porthus.

The cash offer price for outstanding warrants is EUR 12.33 per warrant issued pursuant to Porthus’ April 21, 2000 warrant plan and EUR 20.76 per warrant issued pursuant to Porthus’ November 7, 2001 warrant plan.

As of December 11, 2009, Porthus had 2,348,790 outstanding shares and 23,759 warrants convertible into 71,277 additional shares. Depending on the number of warrants exercised for shares prior to closing, we expect that the aggregate consideration payable by us as part of the Offer would be between approximately EUR 29.7 million (equivalent to approximately $43.7 million) and EUR 30.3 million (equivalent to approximately $44.6 million). The consideration will be paid from available cash on-hand.

The Offer is conditional on us acquiring 95% of Porthus’ outstanding shares and there being no material adverse change to Porthus or its business prior to closing. If we acquire, as a consequence of the Offer, 95% or more of Porthus’ shares, then we intend to proceed with a buy-out of the remaining shares on the same terms as the Offer.

Certain shareholders of Porthus, holding 51.8% of the shares of Porthus, including the reference shareholder Saffelberg Investments and all executive management, have committed to support the Offer and tender their shares and warrants to us in the Offer. Porthus’ board of directors and executive management have expressed their unanimous support for the Offer.

Porthus securitiesholders can accept the Offer through to, and including March 12, 2010 until 16:00 Central European Time. The results of the Offer will be announced by March 19, 2010. Securitiesholders who have validly accepted the Offer during the acceptance period, will be paid within 10 working days after the announcement of the results.

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Corporate Information
____________________________________________________________________________________________________________________________________________

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.
100 University Avenue
Toronto, Ontario M5J 2Y1
North America: (800) 663-9097
International: (416) 263-9200

Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2 Lakewood, Colorado
80228 USA
International: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
North York, Ontario M2N 6L7
 (416) 601-6150

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
(519) 746-8110 ext. 2358
(800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone: (519) 746-8110
   (800) 419-8495
Fax:     (519) 747-0082

info@descartes.com
www.descartes.com